EXECUTION VERSION

Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among

CHESAPEAKE APPALACHIA, L.L.C.

STATOIL USA ONSHORE PROPERTIES INC.

(the “Sellers”)

and

RICE DRILLING B, L.L.C.

(the “Buyer”)

June 11, 2014

i

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit “A”	Properties and Allocated Values
Exhibit “B”	Form of Assignment, Bill of Sale and Conveyance
Exhibit “C”	Contracts
Exhibit “D”	Form of Non-Foreign Status Certificate
Exhibit “E”	Escrow Agreement

SCHEDULES

Schedule “1.1”	Knowledge Persons
Schedule “1.2”	Surface Rights
Schedule “1.3”	Greene County Fresh Water System
Schedule “3.3”	No Breaches
Schedule “3.4”	Litigation
Schedule “3.5”	Taxes
Schedule “3.6”	Permits
Schedule “3.7”	Compliance with Laws
Schedule “3.8”	Contracts
Schedule “3.9”	Environmental and Safety Matters
Schedule “3.12”	Preferential Purchase Rights and Required Consents
Schedule “3.13”	Gas Balancing
Schedule “3.14”	Planned Future Commitments
Schedule “3.15”	Payout Balances
Schedule “3.16”	Suspense Funds
Schedule “5.9”	GGA Area

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into this 11th day of June, 2014 (“Execution Date”), between CHESAPEAKE APPALACHIA, L.L.C., an Oklahoma limited liability company (“CALLC”), STATOIL USA ONSHORE PROPERTIES INC., a Delaware corporation (“SUSA” and, together with CALLC, each individually a “Seller” and collectively the “Sellers”), and RICE DRILLING B, L.L.C., a Delaware limited liability company (the “Buyer”). The Buyer and the Sellers are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, each Seller desires to sell and the Buyer desires to purchase all of the Sellers’ right, title and interest in and to the Properties (as hereinafter defined); and

WHEREAS, the purchase and sale of the Properties will be consummated on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions and References. Capitalized terms used throughout this Agreement including the Recitals above and not defined in Section 1.1 below shall have the meaning ascribed to them elsewhere in this Agreement.

1.1.	Definitions. The following terms have the meanings given in this Section 1.1 or in the Section referred to below:

“AAA” means the American Arbitration Association.

“Accounting Referee” means a nationally recognized accounting firm mutually agreed upon by the Parties, provided, however, prior to the appointment of any Accounting Referee, each Party will certify in writing to the other Party that such Accounting Referee has neither performed any work for such Party or its Affiliates nor been an officer, director or employee of such Party or any of its Affiliates within the preceding five (5) year period.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly (through one or more intermediaries or otherwise) Controls, is Controlled by, or is under common Control with the first Person; provided, however, the Parties specifically acknowledge and agree that for purposes of this Agreement no Chesapeake Oilfield Services Group member is an Affiliate of Chesapeake Energy Corporation or any of its subsidiaries including, without limitation, CALLC.

“Aggregate Defect Threshold” has the meaning specified in Section 2.1.2.

“Agreement” has the meaning specified in the introductory paragraph and includes the Schedules attached hereto.

“Allocated Value” means, with respect to a Seller’s Property, the portion of the Purchase Price allocated to such Property as set forth for such Seller on Exhibit “A”.

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“AMS” has the meaning specified in Section 5.9.

“Arbitrable Dispute” means (except for: (i) disputes involving Title Defects or Environmental Defects or any cure relating thereto, or involving Title Benefits, each of which will be resolved as provided in Section 2.1.11, or (ii) any matters to be resolved by the Accounting Referee as provided in Section 2.8) any and all disputes, claims, counterclaims, demands, causes of action, controversies and other matters in question arising out of or relating to this Agreement or the alleged breach or termination hereof, or in any way relating to matters that are the subject of this Agreement or the transactions contemplated hereby or the relationship between the Parties created by this Agreement, regardless of whether (a) allegedly extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by Law or otherwise, or (d) seeking damages or any other relief, whether at Law, in equity or otherwise.

“Assignment” means (a) the Assignment, Bill of Sale and Conveyance in substantially the same form attached hereto as Exhibit “B” with respect to the Properties other than the Surface Interests; and (b) a surface interest deed in form and substance mutually agreed to by CALLC and the Buyer before Closing with respect to the Surface Interests.

“Assumed Obligations” means, except to the extent constituting (i) a breach of the Sellers’ representations and warranties set forth in Section 3 (or the special warranty of title set forth in the Assignment), (ii) a breach of any of the Sellers’ covenants set forth herein or (iii) any matter for which the Sellers are required to indemnify the Buyer pursuant to this Agreement: (a) except to the extent expressly addressed in clause (b) of this definition, all claims, demands, violations, actions, assessments, penalties, fines, liabilities, costs, expenses, duties and obligations of every kind and character with respect to the Properties or to the ownership, use, operation or other disposition thereof for periods from and after the Effective Time, including, without limitation, under the terms of (i) all oil, gas and mineral leases, easements and similar agreements constituting part of the Properties, (ii) all Contracts constituting part of the Properties, including, without limitation, any contracts and agreements relating to the Properties entered into by the Sellers after the Execution Date and prior to Closing in compliance with Section 5.2 and Section 5.9, but excluding any debt or hedging agreements and associated liabilities and obligations and (iii) all Permitted Encumbrances (provided that, for the avoidance of doubt, Buyer does not assume any payment or other monetary obligations that may arise from or with respect to any of the matters described in clauses (b) and (c) of the definition thereof); (b) except to the extent expressly addressed in clauses (c) or (d) of this definition, all other liabilities, costs, expenses, duties and obligations of every kind and character of the Sellers with respect to the Properties or to the ownership, use, operation or other disposition thereof, whether or not attributable to periods before or after the Effective Time, arising out of or relating to: (i) Gas Imbalances, (ii) the payment of the balance of the Suspended Funds as provided in Section 5.5, (iii) without limiting the reimbursement provisions set forth in Section 5.4, all unpaid real property, ad valorem, severance, production, sales, use and personal property Taxes on the Properties for calendar year 2014 and thereafter, (iv) all liabilities, costs, expenses, duties and obligations to properly plug and abandon, re-plug and re-abandon or remove or decommission all wells, flowlines, gathering lines or other facilities, equipment or other personal property or fixtures located on the Real Property Interests or lands pooled or unitized therewith or otherwise or comprising part of the Properties; and (v) all liabilities, costs, expenses, duties and obligations to restore the surface of Real Property Interests, the Lands or lands pooled or unitized therewith and any other obligations relating to the

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failure of the Real Property Interests or lands pooled or unitized therewith or the ownership or operation thereof to comply with Environmental Laws (excluding any fines, penalties or sanctions, or damages claimed or asserted by any third party based on a violation of Environmental Laws by the Seller to the extent occurring prior to Closing), and including any and all obligations to bring the Properties into compliance with applicable Environmental Laws (including conducting any remediation activities that may be required on or otherwise in connection with activities on the Properties), regardless of whether such obligations or conditions or events giving rise to such obligations, arose, occurred or accrued before or after the Effective Time; (c) all Third Party claims, demands, violations, actions, assessments, penalties, fines, costs, expenses, obligations or other liabilities with respect to the ownership, operation or maintenance of any of the Properties attributable to periods from and after the Effective Time, except, in the case of the period from the Effective Time through the Closing, to the extent arising out of conduct of the respective Seller as operator of the respective Properties for which other joint working interest owners would have no liability under the applicable joint operating agreement; and (d) all losses, claims, liabilities, demands, costs and expenses arising out of, incident to or in connection with the accounting for, failure to pay or the incorrect payment to any royalty owner, overriding royalty owner, working interest owner or other interest holder under the Lands and/or units comprising a part of the Properties insofar as the same are attributable to periods and Hydrocarbons produced and marketed with respect to the Properties from and after the Effective Time.

“Basket” has the meaning specified in Section 10.7.1.

“Business Day” means any day other than Saturday or Sunday or a day on which banking institutions in Oklahoma City, Oklahoma or Pittsburgh, Pennsylvania are authorized by Law to close.

“Buyer” has the meaning specified in the introductory paragraph.

“Buyer Indemnified Parties” has the meaning specified in Section 10.2.

“Casualty” means volcanic eruptions, acts of God, terrorist acts, fire, explosion, gathering line failure, earthquake, wind storm, flood, drought, condemnation, the exercise of eminent domain, confiscation or seizure.

“Casualty Loss” has the meaning specified in Section 2.4.

“CEMI” has the meaning specified in Section 5.9.

“Chesapeake Oilfield Services Group” means Chesapeake Oilfield Operating, L.L.C., an Oklahoma limited liability company, and its direct and indirect subsidiaries and its and their respective successors.

“Claimant” has the meaning specified in Section 13.2.

“Closing” means the closing and consummation of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs, which will be the later of (a) August 1, 2014 (or any other date determined pursuant to the mutual written

PURCHASE AND SALE AGREEMENT	3

agreement of the Parties) and (b) the date that is three (3) Business Days after the date on which all of the conditions to Closing set forth in Sections 6 and 7 have been satisfied (or waived in writing).

“Closing Statement” has the meaning specified in Section 2.7.

“Consultant” has the meaning specified in Section 2.1.11.

“Contracts” has the meaning specified in the definition of Properties.

“Control” means the possession, directly or indirectly, of the power, directly or indirectly, to direct or cause the direction of the management or policies of the controlled Person, whether through the ownership of equity interests in or voting rights attributable to the equity interests in such Person, by contract or agency, by the general partner of a Person that is a partnership, or otherwise; and “Controls” and “Controlled” have meanings correlative thereto.

“Cure Period” has the meaning specified in Section 2.1.10.

“Customary Post-Closing Consents” has the meaning specified in the definition of Permitted Encumbrances.

“Defect Notice” has the meaning specified in Section 2.1.

“Defect Notice Date” means (a) seventy-five (75) days after the Execution Date in the case of Title Defects and Title Benefits and (b) thirty (30) days after the Execution Date in the case of Environmental Defects.

“Defensible Title” means title to the respective Seller’s interest in a Real Property Interest or Well that is (i) deducible of record in the offices of the various county clerks and recorders where the Real Property Interests and/or Wells are located and/or (ii) evidenced by documentation, and, in each case, that although not constituting perfect, merchantable or marketable title, can be successfully defended if challenged, and that, subject to Permitted Encumbrances:

(a)	as of the Closing Date, entitles the applicable Seller (and immediately following the Closing, will entitle the Buyer) to receive throughout the productive life of a Real Property Interest or Well not less than the Net Revenue Interest shown for such Seller on Exhibit “A” in and to all Marcellus Formation Hydrocarbons produced and saved or sold from or allocated to such Property (except for (i) decreases in connection with any operation in which the owner of such Property may elect after the Closing to be a non-consenting co-owner, (ii) decreases resulting from the establishment of, or any amendment to, after the Execution Date, pools or units in accordance with Section 5.2.4 and (iii) decreases required to allow other working interest owners, pipelines or plants to make up past underproduction);

(b)	as of the Closing Date obligates the applicable Seller (and immediately following the Closing, will obligate the Buyer) to bear throughout the productive life of a Well not greater than the Working Interest set forth in Exhibit “A”, except increases in such Working Interest that result in at least a proportionate increase in such Seller’s Net Revenue Interest for such Property;

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(c)	as of the Closing Date entitles the applicable Seller (and immediately following the Closing, will entitle the Buyer) to not less than the respective number of Net Acres in the Marcellus Formation shown for such Seller on Exhibit “A” for a Real Property Interest; and

(d)	subject to Permitted Encumbrances, is free and clear of all Liens.

“Deposit” has the meaning specified in Section 2.

“Development Agreement” has the meaning specified in Section 5.6.

“Dollar” means the United States of America dollar.

“Early Lease Expiration” means, with respect to a Real Property Interest for which the expiration date shown on Exhibit “A” in the “Expiration Date with Option” column is later than April 30, 2015, that, as of the Closing Date, (a) such Real Property Interest is not being held by production or operations, and is not capable of being held beyond the primary term thereof by payment of delay rentals, shut-in payments, or by any other means pursuant to the terms of such Real Property Interest (other than by drilling a new well on such lease), and (b) assuming the full and timely payment of all rentals and royalties, and except as a consequence of any breach or default under such Real Property Interest by the Buyer or any of its successors-in-interest, such Real Property Interest will expire pursuant to the terms thereof prior to both (i) the expiration date set forth for such Real Property Interest on Exhibit “A” and (ii) April 30, 2015.

“Easements” has the meaning specified in the definition of Properties.

“Effective Time” means 7:00 a.m. Central Time on February 1, 2014.

“Environmental Claim” has the meaning specified in Section 3.9.2.

“Environmental Defect” means a violation of applicable Environmental Laws existing prior to the Effective Time on a Real Property Interest or Well that requires or has resulted in, if known, or will require or will result in, once discovered, a remediation or correction action obligation or liability under Environmental Laws, but shall not include the presence of NORM that is presently in compliance with applicable Environmental Laws.

“Environmental Law” means any Law relating to the environment (including natural resources), health and safety, hazardous materials, industrial hygiene, the environmental conditions on, under, or about any of the Properties, including soil, groundwater, and indoor and ambient air conditions or the reporting or remediation of environmental contamination and includes, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, including the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, including the Hazardous and Solid Waste Amendments Act of 1984, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act,

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49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Rivers and Harbors Act of 1899, 33 U.S.C. § 401 et seq.; and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; as any of the foregoing may be amended and any other Law the purpose of which is to conserve or protect the environment, health and safety, wildlife or natural resources.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” has the meaning given such term in the definition of Escrow Agreement.

“Escrow Agreement” means the escrow agreement in the form attached hereto as Exhibit “E” entered into by and among the Parties and the Escrow Agent on the Execution Date; provided, however that if SUSA does not execute this Agreement on the Execution Date, then references to the Escrow Agreement in this Agreement shall be deemed to be a reference to the escrow agreement attached hereto as Exhibit “E” entered into by CALLC and the Buyer on the Execution Date, as amended to add SUSA as a Seller party thereto if (and when) SUSA executes this Agreement.

“Escrow Balance” means the amount outstanding at any given time in the Escrow Account (which initially shall be an amount equal to the Deposit, and thereafter be the amount of the Deposit as such amount is increased by interest accruing thereon and/or reduced from time to time in accordance with the terms of this Agreement and those of the Escrow Agreement).

“Excluded Assets” means, with respect to a Seller:

(a)	such Seller’s minute books, financial and income tax records and legal records (other than Seller’s title records and, to the extent related solely to the Properties, tax records) of such Seller;

(b)	any existing or future refund of costs, Taxes or expenses borne by any of such Seller, its Affiliates or its or their respective predecessors in title attributable to the period prior to the Effective Time;

(c)	any and all proceeds from production and from the settlements of contract disputes with purchasers of Hydrocarbons or byproducts from the Lands, including settlement of take-or-pay disputes, insofar as said proceeds are attributable to periods of time prior to the Effective Time;

(d)	(i) except to the extent related to any of the Assumed Obligations described in clause (b) of the definition thereof, all rights and interests of such Seller or any of its Affiliates under any policy or agreement of insurance or indemnity (including any rights, claims or causes of action of such Seller and its Affiliates against Third Parties under any indemnities or hold harmless agreements and any indemnities received in connection with such Seller’s or any of its Affiliates’ prior acquisition of any of the Properties) to the extent and only to the extent such rights and interests relate to the ownership of the Properties prior to the Effective Time and (ii) all rights and interests of such Seller or any of its Affiliates under any bond;

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(e)	all Hydrocarbons produced from the Properties with respect to all periods prior to the Effective Time and all proceeds from the disposition thereof other than inventory for which an adjustment is made under Section 2.5(a), if any;

(f)	all of such Seller’s and its Affiliates’ proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property;

(g)	except to the extent related to any of the Assumed Obligations described in clause (b) of the definition thereof, all accounts receivable and audit rights arising under any of the applicable contracts or otherwise with respect to the Properties with respect to any period prior to the Effective Time or to any of the Excluded Assets, except for any Gas Imbalances and any other right or interest of the Seller, including claims against Third Parties, to the extent related to the ownership of the Properties prior to the Effective Time;

(h)	all Geological and Geophysical Information and any other information which such Seller is prohibited from sharing by agreement with a Third Party;

(i)	all claims of such Seller or any of its Affiliates for refunds of or loss carry forwards with respect to (1) production, ad valorem or any other similar Taxes based upon or measured by the Seller’s ownership of the Properties or the production of Hydrocarbons therefrom or the receipt of proceeds attributable thereto attributable to any period prior to the Effective Time, (2) income or franchise taxes imposed on the Seller or any of its Affiliates, or (3) any Taxes attributable to the Seller’s Excluded Assets;

(j)	all “virtual courthouses” of such Seller or any of its Affiliates, all of their respective exclusive use arrangements with title abstract facilities and all documents and instruments of such Seller or any of its Affiliates that may be protected by an attorney-client privilege and all data that cannot be disclosed to the Buyer as a result of confidentiality arrangements under agreements with Third Parties (other than, in each case, title opinions and other title records relating to the Properties);

(k)	all surface fee interests, surface leasehold and other surface interests (but excluding the Easements, the Surface Interests and Contracts) and all buildings, offices, improvements, appurtenances, field offices and yards;

(l)	all non-Lease Owned equipment, including compressors on the wellheads of the Wells operated by CALLC or its Affiliates owned by or leased from MidCon Compression, L.L.C. or third parties;

(m)	automation systems including meters and related telemetry, licensed radio frequencies and associated communications infrastructure including towers, antennas, data links and network circuits, except any such items which are Lease Owned equipment;

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(n)	all assets of Chesapeake Oilfield Services Group and, to the extent the following are not Lease Owned, all drilling rigs and related equipment, work over rigs and related equipment, tools and other equipment brought onto a well site temporarily for purposes of drilling, reworking or maintaining a well, all vehicles, and any other non-Lease Owned equipment, inventory, machinery, tools and other personal property;

(o)	all salt water disposal wells, systems and related equipment and clean water wells, systems and equipment, including that certain Greene County Fresh Water System owned by CALLC and its Affiliates as described on Schedule “1.3”;

(p)	all non-Lease Owned gathering lines, flow lines, gas lines, gas processing and gathering line compression facilities, tubing, pumps, motors, gauges, valves and other systems, machinery and equipment constituting part of or comprising gas gathering systems or assets, and all rights of way, easements and other contracts relating to the ownership, operation or maintenance of any of the foregoing;

(q)	(i) all mineral interests and lessor royalties owned by such Seller and its Affiliates including, without limitation, any and all mineral interests burdened by or relating to any of the Real Property Interests or burdened by other oil, gas and mineral leases, and (ii) all other royalty interests and overriding royalty interests owned by such Seller or its Affiliates; and

(r)	all rights, title and interest of such Seller, and all liabilities and obligations, under the Development Agreement.

“Execution Date” has the meaning specified in the introductory paragraph.

“Expiration Date” has the meaning specified in Section 14.3.

“Final Statement” has the meaning specified in Section 2.8.

“GAAP” means generally accepted accounting principles, consistently applied, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor). The requisite that such principles be consistently applied means that the accounting principles in a current period are comparable in all material respects to those applied in preceding periods.

“Gas Imbalances” means any gas production, pipeline, storage, processing, transportation or other imbalance or unsatisfied through-put obligations attributable to Hydrocarbons produced from the respective Seller’s interest in the Lands.

“Gathering Agreements” has the meaning specified in Section 5.9.

“Geological and Geophysical Information” means data, core and fluid samples and other engineering, geological and/or geophysical studies (including seismic data, studies, analyses, interpretations and information), and other similar information and records, in each case relating to the Properties, other than any of the forgoing to the extent described in clause (ii) of the definition of “Records”.

“GGA Area” means the area outlined on the plat attached hereto as Schedule “5.9”.

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“GGA Amendments” has the meaning specified in Section 5.9.

“Governmental Authority” means any foreign, national, state, county or municipal government or division thereof; any agency, commission, court or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal or arbitrator in any case that has jurisdiction over any of the Properties or the Parties.

“Holdback Period” has the meaning specified in Section 2.1.12.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, natural gas liquids, and other liquid or gaseous hydrocarbons.

“Individual Benefit Threshold” has the meaning specified in Section 2.1.1.

“Individual Claim” has the meaning specified in Section 10.7.1.

“Individual Defect Threshold” has the meaning specified in Section 2.1.1.

“Initial Release” has the meaning specified in Section 2.1.12.

“Joint Instruction” means a joint instruction as defined in the Escrow Agreement.

“Jointly Owned Property” means any Property in which both Sellers own an interest.

“Knowledge” of a fact or matter means the actual knowledge (after reasonable inquiry to their immediate subordinates) with respect to such fact or matter of any of the following listed individuals: (a) with respect to the Buyer, the individuals listed in subpart 1 of Schedule “1.1”, and (b) with respect to a Seller, the respective individuals listed in subpart 2 of Schedule “1.1”.

“Lands” means, with respect to a Seller, the lands covered by such Seller’s Real Property Interests and all lands pooled or unitized therewith.

“Late Lease Expiration” means, with respect to a Real Property Interest for which the expiration date shown on Exhibit “A” in the “Expiration Date with Option” column is earlier than April 30, 2015, that, as of the Closing Date, (a) such Real Property Interest is neither being held by production or operations nor is capable of being held beyond the primary term thereof by payment of delay rentals, shut-in payments, or by any other means pursuant to the terms of such Real Property Interest (other than by drilling a new well on such lease), and (b) assuming the full and timely payment of all rentals and royalties and except as a consequence of any breach or default under such Real Property Interest by the Buyer or any of its successors-in-interest, the actual expiration date of such Real Property Interest set forth in the applicable lease is later than both (i) the expiration date set forth for such Real Property Interest on Exhibit “A” and (ii) April 30, 2015.

“Laws” means any and all applicable laws, statutes, ordinances, permits, decrees, writs, injunctions, orders, codes, judgments, principles of common law, rules or regulations (including Environmental Laws) which are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

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“Lease Owned” means any personal property or fixtures in which a Seller owns an interest related to the current operation of a Well or Wells which was charged to the joint account of the working interest owners in such Well or Wells, excluding items considered part of overhead.

“Lien” means any lien, mortgage, security interest, pledge, charge or encumbrance or other arrangements substantially equivalent thereto, but does not include any production payment, net profits interest, overriding royalty interest or similar interest to the extent any such interest does not reduce a Seller’s Net Revenue Interest below that shown for such Seller on Exhibit “A”.

“Lien Releases” has the meaning given such term in Section 8.2.7.

“Marcellus Formation” means, except as otherwise specifically set forth for a Property on Exhibit “A” (in which case, with respect to each such Property, “Marcellus Formation” has the more limited meaning specified on Exhibit “A”), the geological formations that are generally known as the Marcellus Shale formations, which generally include the stratigraphic equivalent of the formations found in the John Briggs 3H well (API #37059254680009) located in Greene County, Pennsylvania, with the top (being the top of the Marcellus Shale formation) at a measured depth of 7,587 feet and the base (being the top of the Onondaga formation) at a measured depth of 7,651 feet, recognizing that the actual depth will vary across the Lands.

“Material Adverse Effect” means any result, consequence, condition, or matter which (a) materially adversely affects a Seller’s Properties or the operations, rights, results of operations or the value of such Properties, taken as a whole, or (b) materially impairs, prevents or materially delays the respective Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, that, in any event, the following shall not be deemed to constitute, create or cause a Material Adverse Effect: any changes, circumstances or effects (i) that affect generally the oil and gas industry, such as fluctuations in the price of oil and gas, or that result from international, national, regional, state or local economic conditions, from general developments or from other general economic conditions, facts or circumstances, including changes in Tax policy or other fiscal conditions, in each case, that are of general applicability and that are not subject to the control of the relevant Seller (or any of its Affiliates), (ii) that result from any of the transactions contemplated in this Agreement or the public announcement thereof, (iii) that result from conditions or events resulting from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including the occurrence of one or more terrorist attacks, in each case, not targeting or disproportionately affecting the Properties or (iv) that result from acts or failures to act of Governmental Authorities and changes in Laws from and after the Execution Date.

“Net Acres” means, as calculated separately with respect to each Real Property Interest, (a) the number of gross acres of land covered by such leasehold interest, multiplied by (b) the lessor’s interest in the Marcellus Formation Hydrocarbons in the lands covered by such leasehold interest, multiplied by (c) the respective Seller’s undivided interest in such leasehold interest (provided, however, if items (b) and/or (c) vary as to different areas of such lands covered by such leasehold interest, a separate calculation shall be performed with respect to each such area).

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“Net Asserted Defect Amount” has the meaning specified in Section 2.1.12.

“Net Revenue Interest” (or “NRI”) means the decimal interest in and to all production of the Marcellus Formation Hydrocarbons produced and saved or sold from or allocated to the relevant Property after giving effect to all valid lessors’ royalties, overriding royalties and/or other burdens against production.

“Nonconsented Interest” has the meaning specified in Section 2.2.2.

“NORM” has the meaning specified in Section 5.8.3.

“Ordinary Course of Business” means in the ordinary course of business consistent with past custom and practice.

“Other Consents” means a consent by a Third Party that would otherwise constitute a Required Consent but for the fact that such consent provision includes language to the effect that such consent cannot be unreasonably withheld.

“Party” and “Parties” have the meanings specified in the introductory paragraph.

“Payout Balance” has the meaning specified in Section 3.15.

“Permits” has the meaning specified in Section 3.6.

“Permitted Encumbrances” means:

(a)	royalties, overriding royalties and other burdens or encumbrances to the extent they do not, individually or in the aggregate, reduce the applicable Seller’s Net Revenue Interest or increase the applicable Seller’s Working Interest (without at least a proportionate corresponding increase in such Seller’s Net Revenue Interest) in any Property from that described for such Seller in Exhibit “A”;

(b)	Liens for Taxes for which payment is not due;

(c)	Liens of mechanics, materialmen, warehousemen, landlords, vendors, and carriers and any similar Liens arising by operation of Law which, in each instance, arise in the Ordinary Course of Business, for sums not yet due;

(d)	operating agreements, unit agreements, unitization and pooling designations and declarations, gathering and transportation agreements, processing agreements, Hydrocarbon purchase contracts and all of the other Contracts;

(e)	easements, surface leases, and other rights and plat restrictions, zoning laws, restrictive covenants and conditions, regulatory authority of Governmental Authorities, and building and other land use laws and similar encumbrances;

(f)	all rights to consent by, required notices to, filings with or other actions by Governmental Authorities in connection with the sale, disposition, transfer or conveyance of federal, state, tribal, or other governmental oil and gas leases or interests therein or related thereto, or the transfer of operations of any of the Wells, where the same are customarily obtained subsequent to the assignment, disposition or transfer of such oil and gas leases or interests therein, or such operations (“Customary Post-Closing Consents”);

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(g)	conventional rights of reassignment obligating the lessee to reassign or offer to reassign its interests in any lease prior to a release or abandonment of such lease;

(h)	(i) non-governmental Third Party consents other than Required Consents, and (ii) preferential rights to purchase that are set forth on Schedule “3.12”;

(i)	rights of tenants-in-common in and to the Properties;

(j)	all defects or irregularities of title, if any, affecting the applicable Seller’s Properties which do not, individually or in the aggregate, adversely interfere in any material way with the present or future operation or use of the Properties subject thereto or affected thereby and which would be accepted by a reasonably prudent and sophisticated buyer engaged in the business of owning, developing and operating oil and gas properties in the same geographical location as the Properties;

(k)	all defects or irregularities (i) resulting from failure to record releases of liens, production payments or mortgages that have expired by their own terms or the enforcement of which are barred by applicable statutes of limitation, or (ii) to the extent affecting any depths other than the Marcellus Formation;

(l)	any provision in an oil and gas lease, surface lease, easement or other surface use agreement entered into prior to the Effective Time providing a Third Party with rights to an overriding royalty interest or other burdens or payments triggered by the use of the relevant surface property for drilling or other purposes; and

(m)	rights vested in or reserved to any Governmental Authority to regulate the Properties, to terminate any right, power, franchise, license or permit afforded by such Governmental Authority, or to purchase, condemn or expropriate any of the Properties;

provided, however, in the cases of clauses (d), (j) and (l) above, only to the extent the same, in each case, do not individually or in the aggregate, reduce the applicable Seller’s Net Revenue Interest or increase the applicable Seller’s Working Interest (without at least a proportionate corresponding increase in such Seller’s Net Revenue Interest) in any Property from that described in Exhibit “A” for such Seller and such Property.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or other entity or Governmental Authority.

“PPR” has the meaning specified in Section 2.2.

“Proceedings” means any and all (i) proceedings, suits and causes of action by or before any Governmental Authority and (ii) arbitration proceedings.

“Properties” means, as to a Seller, all of its respective right, title and interest in and to the following, excluding such Seller’s Excluded Assets:

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(a)	the oil, gas and mineral leases shown for such Seller on Exhibit “A”, and the operating rights, working interests, net revenue interests, and other rights to Hydrocarbons therein, whether producing or non-producing (“Real Property Interests”);

(b)	the oil and gas wells shown for such Seller on Exhibit “A” (“Wells”), and all Lease Owned tangible personal property, equipment, systems, fixtures and improvements, including all of the following, to the extent Lease Owned: gathering lines, flow lines, gas lines, gas processing and gathering line compression facilities, injection wells, salt water disposal facilities, well heads, casing, tubing, pumps, motors, gauges, valves, heaters, treaters, water lines, vessels, tanks, boilers, separators, treating equipment, compressors, other equipment, automation systems including meters and related telemetry on wells, power lines, telephone and communication lines and other appurtenances owned in connection with production, treating, storing, transportation or marketing of Hydrocarbons from such Seller’s Wells, to the extent each of the foregoing is Lease Owned;

(c)	all presently existing unitization, pooling and/or communitization agreements, declarations or designations and statutorily, judicially or administratively created drilling, spacing and/or production units, whether recorded or unrecorded, insofar as the same are attributable or allocated to such Seller’s Lands, and such Seller’s interest in and to the properties covered or units created thereby which are attributable to such Seller’s Real Property Interests;

(d)	all presently existing and valid Hydrocarbon sales agreements, operating agreements, gathering agreements, transportation agreements, farmout and farmin agreements, unitization, pooling and communitization agreements, purchase agreements, exploration agreements, area of mutual interest agreements, exchange and processing contracts and agreements, partnership and joint venture agreements and any other contracts, agreements and instruments other than the Development Agreement, in each case, only to the extent the above agreements cover, are attributable to or relate to such Seller’s Lands or such Seller’s Wells, including, without limitation, those contracts and agreements of such Seller described on Exhibit “C” (collectively, the “Contracts”);

(e)	all Hydrocarbons in, on, under or produced from or attributable to such Seller’s Lands from and after the Effective Time (including any Hydrocarbons in storage described in Section 2.5(a)) and the proceeds thereof;

(f)	all easements, surface leases, servitudes and rights of way used or held for use in connection with the production of Hydrocarbons from such Seller’s Lands or the Wells (“Easements”);

(g)	all assignable permits (including all well and pad permits and all applications and extensions thereof) and licenses, to the extent relating solely to the Real Property Interests or Wells;

(h)	except to the extent described in subpart (e)(i) of the definition of Retained Liabilities, all rights, benefits and obligations arising from or in connection with any Gas Imbalances as of the Effective Time;

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(i)	the surface fee interests set forth on Schedule “1.2” (the “Surface Interests”); and

(j)	such Seller’s Records.

“Proportionate Share” has the meaning specified in Section 10.2.

“Purchase Price” has the meaning specified in Section 2.

“Real Property Interests” has the meaning specified in the definition of Properties.

“Records” means, as to a Seller, such Seller’s files, records and data (including electronic data) to the extent specifically related to such Seller’s Properties, including but not limited to (i) lease files, land files, well files, division order files, abstracts, title files, engineering and/or production files, maps and accounting and Tax records and (ii) all well logs, las files, mud logs, directional surveys and daily drilling records; provided, however, “Records” does not include any files, records and data (a) related to such Seller’s Excluded Assets or (b) which such Seller or its Affiliates are prohibited, by agreement, from sharing with a third party.

“Remaining Parties” has the meaning specified in Section 5.12.

“Required Consent” means a consent by a Third Party that if not obtained prior to the assignment of a Real Property Interest or Well, either (a) voids or nullifies (automatically or at the election of the holder thereof) the Assignment with respect to such Property or (b) terminates (or gives the holder thereof the right to terminate) a Seller’s interest in the Property subject to such consent; provided, however, “Required Consent” does not include any consent which by its terms cannot be unreasonably withheld or any Customary Post-Closing Consent.

“Respondent” has the meaning specified in Section 13.2.

“Retained Liabilities” means, with respect to a Seller, except to the extent constituting (i) a breach of the Buyer’s representations and warranties set forth in Section 4, (ii) a breach of any of the Buyer’s covenants set forth herein or (iii) any matter for which the Buyer is required to indemnify the a Seller pursuant to this Agreement: those liabilities and obligations of such Seller arising from the following: (a) any and all income, capital gains, franchise and similar Taxes imposed by any applicable Laws on any Seller, its direct or indirect owners or Affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member for any period, whether before or after the Effective Time; (b) any and all Taxes (other than (1) Transfer Taxes arising from the transactions contemplated in this Agreement to occur at Closing and (2) real property, ad valorem, severance, production, sales, use and personal property Taxes on the Properties for calendar year 2014 and thereafter (it being acknowledged that such taxes for calendar year 2014 are being prorated and are subject to reimbursement pursuant to Section 2.6(b) and Section 5.4)) attributable to periods prior to the Effective Time; (c) all claims, actions, damages, penalties, fines, costs, expenses or other liabilities with respect to the ownership, operation or maintenance of the Properties prior to the Effective Time, insofar as the claims (or portions thereof) are attributable or allocable to such Seller’s interest in the Properties, but excluding the pre-Effective Time and other obligations specifically assumed by the Buyer under clause (b) of the definition of Assumed Obligations; (d) all

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claims, demands, violations, actions, damages, assessments, penalties, fines, costs, expenses, obligations or other liabilities with respect to such Seller’s Excluded Assets whether attributable to periods before or after the Effective Time; and (e) any of the following: (i) the amount of any Gas Imbalances that relate to any period of time prior to the Effective Time and for which no adjustment to the Purchase Price is made pursuant to Section 2.3, (ii) costs, expenses and/or other amounts incurred by (or on behalf of) a Seller or its Affiliates to the extent such costs, expenses and/or other amounts relate (or are otherwise attributable) to any cure (or attempted cure) of any Title Defect or Environmental Defect of a Seller, (iii) all claims for personal injury, death and/or property damage arising from operations on the Properties prior to the Closing Date, (iv) the disposal or transportation of hazardous substances, waste or material from any of the Properties operated by CALLC to any location not on the Lands prior to the Closing Date and (v) all claims, demands, violations, actions, damages, assessments, penalties, fines, costs, expenses, obligations or other liabilities with respect to the matters listed in Schedule “3.4” and the Stinger pad site matter described on Schedule “3.9” (including all costs and expenses necessary to remediate the violation asserted with respect thereto and to repair and restore the related well pad such that it is in compliance with Laws) to the extent attributable to actions, omissions, occurrences or conditions occurring prior to the Closing Date.

“Sellers” has the meaning specified in the introductory paragraph; provided, however that, notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and agree that, unless and until SUSA executes this Agreement any reference to a “Seller” or the “Sellers” in this Agreement shall be deemed to be a reference to CALLC only.

“Seller Indemnified Parties” has the meaning specified in Section 10.3.

“Special Damages” has the meaning specified in Section 14.16.

“Suspended Funds” means funds which a Seller is holding as of the Closing Date which are owing to Third Party owners of royalty, overriding royalty, working or other interests in respect of past production of oil, gas or other Hydrocarbons attributable to such Seller’s Properties.

“Surface Interests” has the meaning specified in the definition of Properties.

“Taxes” means taxes, levies, or other like assessments, customs, duties, imposts, charges or fees of any kind imposed by or payable to the United States or any other Governmental Authority, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, royalty, license, payroll, transaction, capital, net worth and franchise taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any tax return or report.

“Third Party” means any Person other than a Party or an Affiliate of a Party.

“Title Benefit” has the meaning specified in Section 2.1.9.

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“Title Defect” means, as to a Seller’s interest in any Real Property Interest or Well, any condition that causes such Seller’s title to the Marcellus Formation of such Property to be less than Defensible Title as of the Closing Date. Notwithstanding the foregoing, the following shall not be considered Title Defects:

(a)	defects based solely (i) on lack of information in a Seller’s files or (ii) on references to a document if such document is not in a Seller’s files;

(b)	defects arising out of lack of corporate or other entity authorization unless the Buyer provides affirmative written evidence that the action was not authorized and results in another party’s superior claim of title;

(c)	defects based on failure to record leases issued by any state or federal governmental body, or any assignments of such leases, in the real property, conveyance or other records of the county in which the Property is located;

(d)	defects based on a gap in a Seller’s chain of title in the county records as to fee leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain which documents shall be included in the Defect Notice;

(e)	defects arising out of a lack of a survey, unless a survey is expressly required by applicable Laws;

(f)	defects in the chain of title consisting of (i) the failure to recite marital status in a document or (ii) omissions of successions of heirship or estate proceedings, unless the Buyer provides affirmative evidence that such failure or omission has resulted in another party’s superior claim of title;

(g)	defects that have been cured by the passage of time, the doctrine of adverse possession, applicable laws of limitation or prescription or such other matters that would render such defect invalid according to applicable law;

(h)	defects based solely on a legal description that includes the lessor’s mineral estate but describes a tract of land larger than that owned by the lessor; and

(i)	an unsubordinated mortgage Lien on the fee estate or mineral fee estate from which title to the relevant Real Property Interest is derived which pre-dates the creation of the Real Property Interest and which is not currently subject to foreclosure or other enforcement proceedings by the holder of the mortgage Lien.

“Transfer Taxes” has the meaning specified in Section 5.10.3.

“Wells” has the meaning specified in the definition of Properties.

“Working Interest” (or “WI”) means the decimal interest in the full and entire leasehold estate in any Property and all rights and obligations of every kind and character pertinent thereto or arising therefrom, without regard to any valid lessor royalties, overriding royalties and/or other burdens against production, insofar as said interest in said leasehold is burdened with the obligation to bear and pay the cost of exploration, development and operation.

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1.2.	References; Construction. All references in this Agreement to Exhibits, Schedules, Sections, paragraphs, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Sections, paragraphs, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section” and “this subsection,” and words of similar import, refer only to the Section or subsection hereof in which such words occur. A defined term has its defined meaning throughout this Agreement regardless of whether it appears before or after the place where it is defined. The word “or” is disjunctive but not necessarily exclusive, and has the inclusive meaning represented by the phrase “and/or” and the word “including” (in its various forms) means including without limitation. Examples are not to be construed to limit, expressly or by implication, the matter they illustrate. Each accounting term not defined herein, and each accounting term partly defined herein to the extent not defined, will have the meaning given to it under GAAP. All references to prices, values or monetary amounts refer to Dollars. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

2. Purchase and Sale; Purchase Price. At the Closing, and upon the terms and subject to the conditions of this Agreement, each Seller agrees to sell and convey to the Buyer all of its Properties, and the Buyer agrees to purchase, accept and pay for each Seller’s Properties and to assume all of the Assumed Obligations. In consideration for the sale of the Properties, the Buyer will pay to the Sellers the purchase price of THREE HUNDRED THIRTY-FIVE MILLION FIVE HUNDRED THIRTY-EIGHT THOUSAND SEVEN HUNDRED EIGHTY-EIGHT DOLLARS ($335,538,788.00) (the “Purchase Price”) in immediately available funds at Closing (pursuant to wire transfer instructions designated in advance by the Sellers to the Buyer in writing). Subject to the provisions of Section 5.12, within two (2) Business Days after the Execution Date, the Buyer will pay to the Escrow Agent for the benefit of the Sellers an earnest money deposit equal to seven and one half percent (7.5%) of the unadjusted Purchase Price (such amount, together with all interest earned thereon, the “Deposit”). The Escrow Agent shall hold the Deposit in the Escrow Account in accordance with this Agreement and the Escrow Agreement. At Closing, the Deposit will be applied against the Purchase Price, but a portion thereof equal to five percent (5%) of the unadjusted Purchase Price will be retained by the Escrow Agent in accordance with the provisions of this Agreement and the Escrow Agreement and at Closing the Parties shall execute and deliver to the Escrow Agent a Joint Instruction directing the Escrow Agent to release to the Sellers (in accordance with Section 2.9) an amount equal to 2.5% of the unadjusted Purchase Price from the Escrow Balance. The Purchase Price will be adjusted (without duplication) as set forth below in this Section 2.

2.1.

Title and Environmental Defects. Subject to the provisions of this Section 2.1 (a) the Purchase Price will be (i) decreased only for uncured Title Defects and Environmental Defects which are in excess of the Individual Defect Thresholds that, after offsetting all Title Benefits, exceed the Aggregate Defect Threshold or (ii) increased only for the net amount of Title Benefits which individually are in excess of the Individual Benefit Threshold and that exceed the aggregate amount of all Title Defects in excess of the Individual Defect Threshold; and, (b) any adjustments to the Purchase Price based on subpart (a) (i) or (ii) hereof will be made by the Parties within sixty (60) days after the

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end of the Cure Period, except that (A) any adjustment related to matters that are submitted to the Consultants for resolution will be made by the Parties as provided in Section 2.1.11 and (B) with respect to any Property as to which the Buyer has asserted an Environmental Defect equal to or in excess of the Allocated Value of such Property, at either Buyer or Sellers election, each Seller’s interest in such Property shall not be sold by the Sellers to the Buyer at the Closing, will constitute an “Excluded Asset” for all purposes of this Agreement and the Purchase Price will be reduced by an amount equal to the Allocated Value of such Property. Except as otherwise expressly set forth in this Section 2.1, the fact that a Property is subject to an outstanding, uncured and/or disputed (as to amount or existence) Title Defect or Environmental Defect will not cause such Property to be excluded from the conveyance of the Properties from the Sellers to the Buyer at Closing in accordance with this Agreement. The Buyer may conduct, at its sole cost and expense, such title examination or investigation, and other examinations and investigations as it may in its sole discretion choose to conduct with respect to the Properties in order to determine whether any Title Defects or Environmental Defects exist (provided that the Buyer will not conduct any Phase II environmental investigations or examinations with respect to any of the Properties without the prior written consent of the Sellers, which consent may be granted or withheld by the Sellers in their sole discretion, provided, further, however that if a Seller does not consent to the conduct of a Phase II environmental investigation or examination requested by the Buyer with respect to any Property, then, at the Buyer’s option, each Seller’s interest in such Property shall not be sold by the Sellers to the Buyer at the Closing, will constitute an “Excluded Asset” for all purposes of this Agreement and the Purchase Price will be reduced by an amount equal to the Allocated Value of such Property). The Buyer agrees to release, indemnify, defend and hold harmless the Seller Indemnified Parties from and against all losses arising from or related to the activities of the Buyer or its employees, agents, contractors and other representatives in connection with such examinations or investigations, other than any losses to the extent attributable to the gross negligence or willful misconduct of any of the Seller Indemnified Parties. On or before the applicable Defect Notice Date, the Buyer must deliver to CALLC (with a simultaneous copy to the other Seller), one or more written notices specifying each defect associated with either Seller’s Properties that the Buyer asserts constitutes a Title Defect or an Environmental Defect, a specific description of each such Title Defect or Environmental Defect and the basis for such assertion under the terms of this Agreement, the amount of the adjustment to the Purchase Price that the Buyer asserts based on such Title Defect or Environmental Defect and its method of calculating such adjustment, together with all data and information evidencing the Buyer’s review of public record or other information proving the existence of such Title Defect or Environmental Defect reasonably necessary for the Sellers to verify the existence of the alleged Title Defect or Environmental Defect (“Defect Notice”). Any matters (other than those constituting a breach of the special warranty of title set forth in the Assignment or a breach of the representation and warranty in Section 3.12 with respect to PPRs) that may otherwise constitute Title Defects or Environmental Defects, but of which the Sellers have not been specifically notified by the Buyer in writing by the Defect Notice Date, shall be deemed to have been waived by the Buyer for all purposes. All adjustments to the Purchase Price based on Title Defects will be based on the Allocated Values attributable to the affected Properties. Upon timely delivery of a Defect Notice under this Section 2.1, the Buyer and the Sellers will in good faith negotiate the validity of the claim and the amount of any adjustment to the Purchase Price using the following criteria:

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2.1.1	No single Title Defect shall adjust the Purchase Price unless the value of such defect is determined to be more than Twenty-Five Thousand Dollars ($25,000.00), and no single Environmental Defect shall adjust the Purchase Price unless the value of such defect is determined to be more than Fifty Thousand Dollars ($50,000.00) (each an “Individual Defect Threshold”). No single Title Benefit shall adjust the Purchase Price unless the value of such benefit is determined to be more than Twenty-Five Thousand Dollars ($25,000.00) (the “Individual Benefit Threshold”).

2.1.2	No adjustment will be made to the Purchase Price for either uncured Title Defects or for uncured Environmental Defects unless the total (a) of all individual adjustments for such Title Defects and Environmental Defects that exceed the respective Individual Defect Thresholds (after being offset by the aggregate amount of any Title Benefits that each, individually, exceed the Individual Benefit Threshold) exceeds (b) two percent (2%) of the Purchase Price (the “Aggregate Defect Threshold”), in which case, the adjustment to the Purchase Price shall only be for the amount by which such total exceeds the Aggregate Defect Threshold. In no event will the aggregate amount of Title Defect adjustments with respect to a Property exceed the Allocated Value of such Property. With respect to any Title Defects or Environmental Defects for which an adjustment equal to the entire Allocated Value of the affected Property of a Seller is made to the Purchase Price hereunder, at such Seller’s option, as a condition precedent to such adjustment, the Buyer will execute and deliver to such Seller an assignment (in substantially the same form as the Assignment) of such Property, in which case the Property shall (for all intents and purpose of this Agreement) be considered an Excluded Asset of such Seller. No net upward adjustment to the Purchase Price shall be made for Title Benefits unless the aggregate of all individual adjustments for Title Benefits that exceed the Individual Benefit Threshold exceeds the aggregate amount of any Title Defects that each, individually, exceed the Individual Defect Threshold. Notwithstanding the foregoing provisions of Section 2.1.1 and this Section 2.1.2, for the avoidance of doubt, in determining whether the Individual Defect Threshold has been satisfied with respect to any Title Defect or Environmental Defect, as applicable, that affects both Sellers’ interests in the applicable Property, the Sellers’ interest in such Property shall be aggregated. Notwithstanding anything to the contrary set forth in this Agreement, neither the Individual Defect Threshold nor the Aggregate Defect Threshold shall apply to any Title Defect resulting from a Seller inadvertently listing a Property more than once on Exhibit “A”.

2.1.3	If the alleged Title Defect is based on a Seller owning a Net Revenue Interest in a Real Property Interest or Well which is less than that shown for such Seller on Exhibit “A”, then the Title Defect amount with respect to such Seller’s Real Property or Well shall be calculated by multiplying the Allocated Value shown for such Seller and Property on Exhibit “A” by a fraction, the numerator of which is an amount equal to the Net Revenue Interest shown for such Seller and Property on Exhibit “A” less the Net Revenue Interest to which such Seller is actually entitled taking such Title Defect into account, and the denominator of which is the Net Revenue Interest shown for such Seller and Property on Exhibit “A”.

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2.1.4	If the alleged Title Defect is based on a Seller owning a Working Interest in a Well which is larger than the Working Interest for such Seller on Exhibit “A”, but without a proportionate increase in such Seller’s Net Revenue Interest for such Well, then the Title Defect amount shall be calculated by determining the effective Net Revenue Interest that results from such larger Working Interest, determining what the Net Revenue Interest would be using such effective Net Revenue Interest and the Working Interest shown for such Seller and Well on Exhibit “A” and then calculating the adjustment in the manner set forth in Section 2.1.3.

2.1.5	If the alleged Title Defect is based on a Seller owning fewer Net Acres in a Real Property Interest than those shown for such Seller on Exhibit “A”, then the Title Defect amount shall be calculated by multiplying the Allocated Value shown for such Seller and Real Property Interest on Exhibit “A” by a fraction, the numerator of which is the number of Net Acres shown for such Seller and Real Property Interest on Exhibit “A” minus the actual Net Acres actually owned by such Seller within such Real Property Interest, and the denominator of which is the number of Net Acres shown for such Seller and Real Property Interest on Exhibit “A”.

2.1.6	If (a) the alleged Title Defect is based on a Lien upon a Seller’s Real Property Interest or Well that is liquidated in amount, then the Title Defect amount is the lesser of the amount necessary to remove such Lien from such Property or the Allocated Value of such Property; or (b) the alleged Title Defect is based on an obligation, burden, or liability upon a Real Property Interest or Well for which the Buyer’s economic detriment is not liquidated but can be estimated with reasonable certainty, then, subject to the other provisions hereof, the Title Defect amount with respect to such Property is the amount equal to the lesser of the amount necessary to compensate the Buyer at Closing for the adverse economic effect on the affected Property attributable to such economic detriment or the Allocated Value of such Property.

2.1.7	If the alleged defect claim is based on a liability to remediate or otherwise cure an Environmental Defect related to a Real Property Interest, then the Environmental Defect amount with respect to such Property is that portion of the amount necessary to remediate or otherwise cure such Environmental Defect in the most cost effective manner reasonably available and consistent with common industry practices.

2.1.8

If the alleged defect is based on an Early Lease Expiration, then the downward adjustment shall be calculated by multiplying the Allocated Value shown for such Real Property Interest on Exhibit “A” by a fraction, (a) the numerator of which is the amount equal to the Allocated Value – Per Acre shown for such Real Property Interest on Exhibit “A” minus $1,000, and (b) the denominator of which is the Allocated Value – Per Acre shown for such Real Property Interest on Exhibit “A”. Alternatively, if the alleged benefit is based on a Late Lease Expiration, then the upward adjustment shall be calculated by multiplying the Allocated Value shown for such Real Property Interest on Exhibit “A” by a fraction, (a) the numerator of which is (i) if such Real Property Interest is determined to be included in a drilling and spacing unit on which a Well is located, then an amount equal to Allocated Value – Per Acre shown on Exhibit

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“A” for other Real Property Interests included in such unit minus $1,000; or (ii) if such Real Property Interest is determined to not be included in a drilling and spacing unit on which a Well is located, then an amount equal to $14,250 minus $1,000, and (b) the denominator of which is the Allocated Value – Per Acre shown for such Real Property Interest on Exhibit “A”.

2.1.9	If a Seller determines that a Real Property Interest is subject to a Late Lease Expiration or that its ownership of (a) any Well entitles such Seller to a larger Net Revenue Interest in the Marcellus Formation of such Well or a smaller Working Interest (without a proportionately smaller Net Revenue Interest) in the Marcellus Formation of such Well, in each case, than that shown for such Seller on Exhibit “A”; or (b) any Real Property Interest entitles such Seller to a larger Net Revenue Interest in the Marcellus Formation covered by such Real Property Interest or a greater number of Net Acres in the Marcellus Formation covered by such Real Property Interest than that shown for such Seller on Exhibit “A” (each, a “Title Benefit”), then the Seller shall notify the Buyer of such Title Benefit in writing on or before the Defect Notice Date, which notice shall include a reasonably detailed description of such Title Benefit, the Dollar value that the Seller asserts is attributable to such Title Benefit, the Seller’s method of calculating such amount and all other information required to be included in a Defect Notice. The Sellers shall be deemed to have conclusively waived any Title Benefits of which they fail to notify the Buyer in the manner and by the date specified in the preceding sentence. After taking into account all of the Title Defects that are cured, the value of each of such Seller’s Title Benefits that exceeds the Individual Benefit Threshold shall be used to further reduce such Seller’s aggregate Title Defect amount by subtracting the value of such Seller’s Title Benefits from the remaining aggregate Title Defect value and then, if there is any Title Benefit value remaining, as an upward adjustment to the Purchase Price. The Parties acknowledge and agree that the principles set forth in Sections 2.1.3, 2.1.4 and 2.1.5 shall apply, mutatis mutandis, to the determination of the amount of any Title Benefit.

2.1.10	If a Title Defect or an Environmental Defect is reasonably susceptible of being cured, then the respective Sellers will have the right to cure (at the respective Seller’s sole cost and expense) such defect for a period of up to ninety (90) days after the Defect Notice Date (the “Cure Period”). The Buyer shall provide the Sellers and their respective representatives access to the Properties and the Records after Closing in connection with the Sellers’ efforts to cure alleged defects.

2.1.11

If after the Cure Period the Sellers and the Buyer are not in agreement as to (a) whether a Defect Notice or notice of Title Benefit complies with the terms hereof, (b) the existence of or value attributable to a Title Defect, Title Benefit or Environmental Defect, (c) whether a Title Defect or Environmental Defect has been cured, or (d) the amount of any adjustments to be made to the Purchase Price in respect of any uncured Title Defect or Environmental Defect or any Title Benefit, then the Sellers or the Buyer shall have until the date that is seventy-five (75) days after the end of the Cure Period to submit the dispute for resolution by written notice from one Party to the other Party that such Party is initiating dispute resolution in accordance with this Section, such notice to describe in reasonable detail the nature and specifics of the dispute. The Buyer, with respect

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to Title Defects and Environmental Defects, and the Sellers, with respect to Title Benefits shall be deemed to have conclusively waived: (i) any Title Defect, Environmental Defect or Title Benefit which such Party fails to include in a Defect Notice or Title Benefit notice delivered on or before the Defect Notice Date and (ii) any unresolved Title Defect or unresolved Environmental Defect or any unresolved Title Benefit, in each case that the applicable Party fails to submit for resolution as provided in this Section by the date seventy-five (75) days after the end of the Cure Period. This Section 2.1.11 shall be the exclusive method for the resolution of the disputes described in subparts (a), (b), (c) and (d) hereof. The matter to be arbitrated shall be submitted to a title attorney licensed to practice in Pennsylvania selected by the Sellers and the Buyer, in the case of a Title Defect or Title Benefit, or to an environmental expert in Pennsylvania selected by the Sellers and the Buyer, in the case of an Environmental Defect (each such title attorney or environmental expert hereinafter, a “Consultant”). If the Sellers and the Buyer are unable to agree on any Consultant within thirty (30) days after receipt of the initiating notice, then the Sellers on the one hand and the Buyer on the other hand will each appoint one Consultant within fifteen (15) days thereafter and the two Consultants so appointed will appoint a third Consultant within twenty (20) days after the second Consultant is appointed, and the three Consultants so appointed will resolve such matter. The cost of each Consultant shall be paid fifty percent (50%) by the Sellers and fifty percent (50%) by the Buyer. The Sellers and the Buyer shall each present to the Consultant(s), with a simultaneous copy to the other Party, a single written statement of its position on the defect or benefit in question, together with a copy of this Agreement and any supporting material that such Party desires to furnish, not later than the tenth (10th) Business Day after appointment of the Consultant(s). In making their determination, the Consultant(s) shall be bound by the terms of this Agreement and, without any additional or supplemental submittals by either Party, may consider available legal and industry matters as in their opinion are necessary or appropriate to make a proper determination. By the thirtieth (30th) day following the submission of the matter to the Consultant(s), applying the principles set forth in this Section 2.1, the Consultant(s) shall make a determination of the matter submitted based solely on the single written submission of each Party and their consideration of available legal and industry matters consistent with the express terms and provisions of Section 2.1 of this Agreement as in their opinion are necessary or appropriate to make a proper determination. The decision of the Consultant(s) shall be in writing and conclusive and binding on the Sellers and the Buyer and shall be enforceable against the Parties in any court of competent jurisdiction. If such determination by the Consultant(s) results in either one or both Sellers owing any amount to the Buyer and/or one or both Sellers being entitled to a release of a portion of the Escrow Balance, then the Parties shall execute and deliver to the Escrow Agent a Joint Instruction directing the Escrow Agent to release the amounts due to each of the Parties entitled thereto from the Escrow Balance; provided, however that if the amount determined to be owing to Buyer pursuant to this Section 2.1.11 exceeds the amount of the Escrow Balance (plus all interest actually earned thereon) then held by the Escrow Agent, then Sellers shall pay the amount of such excess to Buyer in accordance with the provisions of Section 2.9. If such determination by the Consultant(s) results in Buyer owing any amount to one or both of the Sellers, then such amount will be paid by Buyer to such Seller(s) as provided in Section 2.9 hereof. The Consultant(s) shall act as experts for the

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limited purpose of determining the specific title or environmental dispute presented to them, shall not act as arbitrators, shall not consider, hear or decide any matters except the specific title or environmental disputes presented to them and shall not award damages, interest or penalties to either Party. The Consultants shall not have the powers of the arbitrators under Section 13 and shall not consider any matters that are Arbitrable Disputes. In addition, each Consultant shall agree in writing to keep strictly confidential the specifics and existence of any matters submitted as well as all proprietary records of the Parties, if any, reviewed by such Consultants in the process of resolving such disputes.

2.1.12

If, at any time after the Closing, the Parties mutually agree regarding an adjustment to the Purchase Price with respect to any Title Defect, Environmental Defect or Title Benefit, then, (a) if the adjustment to the Purchase Price is negative, then the Parties shall execute and deliver to the Escrow Agent a Joint Instruction directing the Escrow Agent to release the amount of such adjustment to Buyer; provided, however that if the amount of such agreed adjustment exceeds the amount of the Escrow Balance (plus all interest actually earned thereon) then held by the Escrow Agent, then Sellers shall pay the amount of such excess to Buyer in accordance with the provisions of Section 2.9, and (b) if the adjustment to the Purchase Price is positive, Buyer shall pay the amount of such adjustment to Sellers in accordance with the provisions of Section 2.9. Within two (2) Business Days after the last Defect Notice Date, the Buyer shall provide the Sellers with a written notice of the total amount, if any, of the aggregate Purchase Price adjustment required in accordance with this Agreement in respect of all Title Defects and Environmental Defects alleged in good faith without duplication by the Buyer and of which the Buyer has timely notified the Sellers in writing pursuant to a conforming Defect Notice as required under Section 2.1 (and, for clarity, after netting the aggregate amount of Title Benefits, and after applying the Aggregate Defect Threshold) (the amount of such aggregate Purchase Price adjustment, if greater than zero, the “Net Asserted Defect Amount”). If the Escrow Balance at such time exceeds the Net Asserted Defect Amount, then the Sellers and the Buyer shall promptly execute and deliver to the Escrow Agent a Joint Instruction directing the Escrow Agent to release the amount of such excess to the Sellers within three (3) Business Days of its receipt of such Joint Instruction (the “Initial Release”). The Escrow Balance (after the Initial Release, if any) shall, subject to the remainder of this subsection, continue to be held by the Escrow Agent until all such alleged Title Defects and Environmental Defects have been finally resolved or determined pursuant to the terms of this Agreement (such period being the “Holdback Period”). Following the Initial Release and continuing until the end of the Holdback Period, as each such Title Defect or Environmental Defect allegation is finally cured, resolved or determined (or the claim therefor waived in writing by the applicable Party) pursuant to the terms of this Agreement, the Buyer and/or the Sellers, as applicable, shall have the right to be paid from the Escrow Balance (and the Sellers and the Buyer shall promptly execute and deliver Joint Instructions to the Escrow Agent to effect the same) an amount equal to (i) in the case of such a release to the Buyer, the amount finally determined to be owed to the Buyer in respect of such alleged Title Defect or Environmental Defect, or (ii) in the case of such a release to the Sellers, the amount finally determined to be owed to the Sellers in respect of such alleged Title Defect or Environmental Defect or Title

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Benefit. If there are remaining Purchase Price adjustments required to be made in the Buyer’s favor in respect of Title Defects and Environmental Defects after the Escrow Account is exhausted, then such amounts shall be promptly paid to the Buyer by the Sellers, as applicable, as they are finally determined and in accordance with Section 2.1.11 and Section 2.9. If there are any funds remaining in the Escrow Account at the end of the Holdback Period, then the Sellers and the Buyer shall promptly execute and deliver a Joint Instruction to the Escrow Agent directing the Escrow Agent to release the remaining Escrow Balance to the Sellers within three (3) Business Days of its receipt of such Joint Instruction.

2.2.	Preferential Purchase Rights; Required Consents. Within seven (7) Business Days after the Execution Date, CALLC shall use the Allocated Values to provide, on behalf of the Sellers, any required notifications of a preferential purchase right, right of first refusal or other agreement which gives a Third Party a right to purchase a Real Property Interest or Well (or any part thereof), including (without limitation) the PPRs set forth on Schedule “3.12” (“PPR”), requesting waivers thereof in accordance with the terms of such PPR, in connection with the transactions contemplated hereby. Within seven (7) Business Days after the Execution Date, CALLC will send letters (in accordance with the terms of such consent) seeking all applicable consents including Required Consents, including (without limitation) those set forth on Schedule “3.12”, but excluding Customary Post-Closing Consents. The Sellers will thereafter use commercially reasonable efforts (at no cost to the Sellers) to ensure that all such waivers and consents are promptly granted, and after Closing, the Buyer will reasonably assist the Sellers in obtaining any remaining waivers and consents.

2.2.1

If, as of the Closing Date, a holder of a PPR has notified the Sellers that it elects to exercise its PPR with respect to the Properties to which its PPR applies (determined by and in accordance with the agreement under which the PPR arises), then the Properties covered by that PPR will not be sold to the Buyer (subject to the remaining provisions in this Section 2.2), and the Purchase Price will be reduced by the Allocated Value of the Properties subject to such PPR. If, as of the Closing Date, the PPR has not been exercised or waived and the time for exercising such PPR has not expired, the Properties covered by that PPR will be sold to the Buyer subject to any rights of the holder of the PPR and no adjustment to the Purchase Price will be made with respect thereto and, in the event the holder of any such PPR thereafter exercises such PPR, the Buyer will comply with all of the terms thereof and convey the applicable Properties to the holder of the PPR or to the respective Seller or Sellers for conveyance to the holder of the PPR, as may be required by the terms of the PPR, and Buyer will receive a payment from the holder of the PPR or, as applicable, the respective Seller or Sellers (in which case, such Seller(s) will be entitled to the proceeds paid by such holder with respect thereto), in an amount equal to the Allocated Value of such Properties, which shall be treated as a reduction in the Purchase Price, and each of the Sellers and the Buyer shall repay to the other any other amounts previously paid hereunder in respect of such Property, including the amounts of any adjustments pursuant to Sections 2.1, 2.3, 2.5 and 2.6 with respect to such Property. If, as of the Closing Date, a holder of a Required Consent or Other Consent has not yet delivered such Required Consent or Other Consent and the time for granting such consent has not expired, then the Property covered by that Required Consent or Other Consent will not be conveyed to the Buyer at Closing but shall still be considered part of the Properties in accordance

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with the provisions of Section 2.2.2, adjustments to the Purchase Price with respect to such Property will still be made pursuant to Sections 2.3, 2.5 and 2.6, the provisions of Section 5.2, to the extent applicable, will continue to apply to such Property until it is conveyed to Buyer pursuant to the remaining provisions of this Section 2.2 and the Purchase Price will not be reduced (at Closing) as a result of such non-conveyance. If, as of the Closing Date, a holder of a Required Consent or Other Consent has denied in writing its consent to assign the applicable Property to Buyer, then the Property covered by that consent will not be conveyed to the Buyer at Closing but shall still be considered part of the Properties in accordance with the provisions of Section 2.2.2, adjustments to the Purchase Price with respect to such Property will still be made pursuant to Sections 2.3, 2.5 and 2.6, the provisions of Section 5.2, to the extent applicable, will continue to apply to such Property until it is conveyed to Buyer pursuant to the remaining provisions of this Section 2.2 and the Purchase Price will not be reduced (at Closing) as a result of such non-conveyance.

2.2.2

If Properties have been excluded from the Properties sold to the Buyer at the Closing due to a pre-Closing exercise of a PPR, and if for any reason the purchase and sale of the Properties covered by the PPR is not or cannot be consummated with the holder of the PPR that exercised its PPR, then the Seller(s) shall so notify the Buyer and, within ten (10) Business Days after the Buyer’s receipt of such notice, the respective Seller(s) shall sell, assign, and convey to the Buyer (pursuant to an Assignment) and the Buyer shall purchase and accept from such Seller(s) such Properties pursuant to the terms of this Agreement (including, for the avoidance of doubt, all the representations, warranties, covenants and indemnities set forth herein and the special warranty of title set forth in the Assignment and all limitations, restrictions, waivers, Permitted Encumbrances and Assumed Obligations set forth herein) and for the Allocated Value of such Properties, subject to adjustments in accordance with Sections 2.3, 2.5 and 2.6. If Properties have been excluded from the Properties sold to the Buyer at the Closing due to a failure to obtain a Required Consent or Other Consent or the written denial of a Required Consent or Other Consent in accordance with Section 2.2.1, and if a Required Consent or Other Consent has been received or deemed received pursuant to the terms of the underlying agreement on or before the date one (1) year after the Closing Date, then the respective Seller(s) shall so notify the Buyer and, within ten (10) Business Days after the Buyer’s receipt of such notice, such Seller(s) shall assign and convey to the Buyer (pursuant to an Assignment) and the Buyer shall accept from such Seller(s) such Properties pursuant to the terms of this Agreement (including, for the avoidance of doubt, all the representations, warranties, covenants and indemnities set forth herein and the special warranty of title set forth in the Assignment and all limitations, restrictions, waivers, Permitted Encumbrances and Assumed Obligations set forth herein and in the Assignment). As between the Buyer and the Sellers, with respect to any Property for which a Required Consent or Other Consent has not been obtained by the Closing or for which the applicable consent has been denied in writing (as of the Closing), (a) the Sellers shall hold such Property as nominee for the Buyer, effective as of the Effective Time, (b) the Buyer shall pay any costs and expenses associated with that Property, and (c) the Sellers shall pay the Buyer any revenues received by the Sellers that are associated with such Property for time periods from and after the Effective Time. If any Required Consent has not been received or deemed

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received on or before the one year anniversary of the Closing Date, then the Sellers shall no longer hold such Property (a “Nonconsented Interest”) as nominee for the Buyer, and each Party shall repay to the other Party any amounts previously paid hereunder in respect of the Nonconsented Interest (including the Allocated Value and all other amounts of any adjustments pursuant to Sections 2.3, 2.5 and 2.6 with respect to such Nonconsented Interest), and such Nonconsented Interest will be deemed not to have been conveyed to the Buyer hereunder and shall be an Excluded Asset. If any Other Consent has not been received or deemed received on or before the one year anniversary of the Closing Date, then the Sellers shall assign and convey to the Buyer (pursuant to an Assignment) and the Buyer shall accept from such Seller(s) the Properties subject to such Other Consent pursuant to the terms of this Agreement.

2.2.3	Properties excluded pursuant to this Section 2.2 will not be deemed to be affected by Title Defects or be subject to Section 2.1.

2.3.	Gas Imbalances. The Purchase Price will be adjusted upward or downward, as applicable, by (a) the net mcf amount of each Seller’s aggregate wellhead gas imbalances as of the Effective Time multiplied by $2.00 per mcf (upward for underage and downward for overage); and (b) the mmbtu amount of any pipeline imbalances or unsatisfied throughput obligations attributable to such Seller or such Seller’s Properties as of the Effective Time multiplied by the actual settlement price per mmbtu (upward for over deliveries and downward for under deliveries).

2.4.	Casualty Loss. If, after the Execution Date but prior to the Closing Date, any portion of the Properties is damaged, destroyed or taken as a result of a Casualty (a “Casualty Loss”), then, subject to (and without limiting) the Buyer’s rights under Section 11.1(f), the Buyer will nevertheless be required to close and such Casualty Loss shall be treated as a downward Purchase Price adjustment equal to (i) in the case of a Well or Real Property Interest affected by a Casualty Loss, the lesser of (a) the Allocated Value of the Well or Real Property Interest affected by such Casualty Loss or (b) the amount of such Casualty Loss and (ii) in the case of any Casualty Loss affecting any of the other Properties, the amount of such Casualty Loss.

2.5.	Certain Upward Adjustments. The Purchase Price shall be increased by the following (without duplication): (a) the value of such Seller’s merchantable allowable oil or other liquid Hydrocarbons in storage above the pipeline connection at the Effective Time that is credited to the Properties in accordance with gauging and other customary industry procedures, such value to be the current market price at the Effective Time, less gravity adjustments deducted by the purchaser of such oil or other liquid Hydrocarbons; (b) the amount of all ad valorem, property, production, severance, sales, use and similar Taxes (excluding (i) income, capital gains, franchise or similar Taxes and (ii) Transfer Taxes) based upon or measured by the ownership of the Properties or the production of Hydrocarbons therefrom or the receipt of proceeds attributable thereto, attributable to the period beginning on or after the Effective Time in accordance with Section 5.4, but that are paid or otherwise economically borne by Sellers; (c) the amount of all expenditures actually paid by a Seller in connection with the ownership, operation and maintenance of the Properties (including rentals, overhead, royalties, prepayments, operating, drilling and completion costs and other charges and expenses billed under applicable operating agreements) attributable to the period on or after the Effective Time; and (d) any other amount agreed upon by the Buyer and the Sellers in this Agreement or otherwise in writing.

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2.6.	Certain Downward Adjustments. The Purchase Price shall be decreased by the following (without duplication): (a) the amount of any proceeds actually received by the Sellers from the sale of Hydrocarbons produced from and after the Effective Time from the Properties (net of (i) royalties and other burdens, (ii) marketing fees, (iii) all post-production costs and (iv) production, severance, sales, use and similar taxes and assessments measured by or payable out of production; provided, that on oil the amount shall be the amount paid by the purchaser to the Sellers); (b) the amount equal to all unpaid ad valorem, property, production, severance and similar Taxes (excluding (i) income, capital gains, franchise or similar Taxes and (ii) Transfer Taxes) based upon or measured by the ownership of the Properties or the production of Hydrocarbons therefrom or the receipt of proceeds attributable thereto, that are attributable to periods ending on or before the day immediately prior to the Effective Time in accordance with Section 5.4 but that are paid or otherwise economically borne by the Buyer, which amount shall, for purposes of this Section 2.6, to the extent not actually assessed or known, be computed based upon such taxes and assessments for the immediately preceding calendar year, or, if such taxes and assessments are assessed on other than a calendar year basis, for the tax period last ended; (c) an amount equal to the Allocated Value of any Real Property Interest that expires prior to Closing unless otherwise extended or renewed at the sole cost and expense of the Sellers; (d) the amount of all expenditures actually paid by the Buyer in connection with the ownership, operation and maintenance of the Properties (including rentals, overhead, royalties, prepayments, operating, drilling and completion costs and other charges and expenses billed under applicable operating agreements) attributable to the period before the Effective Time; provided, that prior to making any such payment the Buyer has given CALLC written notice of the unpaid amount the Buyer has determined to be owing with respect to the period before the Effective Time and CALLC has acknowledged that such amount is not being disputed in good faith by CALLC; and (e) any other amount agreed upon by the Buyer and the Sellers in this Agreement or otherwise in writing.

2.7.	Closing Date Estimates. On or before three (3) Business Days prior to the Closing Date, the Sellers (with the cooperation of the Buyer) will, using actual amounts then available (or if actual amounts are not available, Seller’s reasonable best estimate of the actual amounts), jointly prepare, in accordance with the provisions of this Agreement, and deliver to the Buyer a statement (the “Closing Statement”) setting forth each adjustment to the Purchase Price required to be made at Closing under this Agreement and showing the calculation of such adjustments. The Closing Statement will be used to adjust the Purchase Price at Closing. Any final adjustments, if necessary, will be made pursuant to Section 2.8 of this Agreement.

2.8.

Final Accounting. On or before ninety (90) days after the Closing Date, the Sellers (with the cooperation of the Buyer) will jointly prepare, in accordance with the provisions of this Agreement, and deliver to the Buyer, a post-closing statement setting forth a detailed calculation of all final adjustments to the Purchase Price which takes into account all such adjustments provided in this Agreement (except as otherwise set forth in Section 2.1) (the “Final Statement”). If the Buyer disputes any items in or the accuracy and completeness of the Final Statement, then as soon as reasonably practicable, but in no event later than thirty (30) days after its receipt of the Final Statement, the Buyer will deliver to CALLC (with a simultaneous copy to the other Seller) a written exception report containing any

PURCHASE AND SALE AGREEMENT	27

changes the Buyer proposes to be made to the Final Statement. If the Buyer fails to deliver such exception report to the Sellers within that period, the Final Statement as delivered by the Sellers will be deemed to be true and correct, binding upon and not subject to dispute by any Party. If the Buyer delivers a timely exception report, as soon as reasonably practicable, but in no event later than thirty (30) days after the Sellers receive the Buyer’s exception report, the Parties will meet and undertake to agree on the final post-Closing adjustments to the Purchase Price. If the Parties fail to agree on the final post-Closing adjustments within forty-five (45) days after the Sellers’ receipt of the Buyer’s exception report, any Party will be entitled to submit the dispute for resolution by the Accounting Referee. The cost of the Accounting Referee shall be paid fifty percent (50%) by the Sellers and fifty percent (50%) by the Buyer. The Sellers and the Buyer shall each present to the Accounting Referee, with a simultaneous copy to the other Party, a single written statement of its position on the disputes in question, together with a copy of this Agreement, the Closing Statement, the proposed Final Statement, and the Buyer’s written exception report and any supporting material that such Party desires to furnish, not later than ten (10) Business Days after appointment of the Accounting Referee. In making its determination, the Accounting Referee shall be bound by the terms of this Agreement and, without any additional or supplemental submittals by either Party, may consider such other accounting and financial standards matters as in its opinion are necessary or appropriate to make a proper determination. The Parties shall direct the Accounting Referee to resolve the disputes within thirty (30) days after receipt of the written statements submitted for review and to render a decision in writing based upon such written statements. The Accounting Referee shall act as an expert for the limited purpose of determining the specific Final Statement disputes presented to it, shall not act as an arbitrator, shall not consider, hear or decide any matters except the specific Final Statement disputes presented and shall not award damages, interest or penalties to either Party. The Accounting Referee shall not have the powers of the arbitrators under Section 13 and shall not consider any matters that are Arbitrable Disputes. In addition, the Accounting Referee shall agree in writing to keep strictly confidential the specifics and existence of such dispute as well as all proprietary records of the Parties reviewed by the Accounting Referee in the process of resolving such dispute (if any). Upon agreement of the Parties to the adjustments to the Final Statement, or upon resolution of such adjustments by the Accounting Referee, as the case may be, the Final Statement (as adjusted pursuant to such agreement or resolution by the Accounting Referee) will be deemed final and binding on all of the Parties and the aggregate amount due to either the Buyer or the Sellers pursuant to such Final Statement will be paid in accordance with Section 2.9.

2.9.

Purchase Price Proration; Payments. Each Seller shall be entitled to and shall receive its pro rata portion of the Purchase Price (and shall be allocated a pro rata portion of, and be severally liable for, adjustments required to be made to the Purchase Price and costs to be borne by the Sellers pursuant to this Section 2) based on (a) its relative interests in the Properties and (b) the extent to which any Title Defects, Environmental Defects, Title Benefits or other matters (in respect of which adjustments are required to be made to the Purchase Price) affect its interests in the Properties. Each Seller’s pro rata portion of the Purchase Price as adjusted at Closing and less an amount equal to such Seller’s pro rata share of the Deposit will be payable in immediately available funds at Closing (pursuant to wire transfer instructions designated in advance by each Seller to the Buyer in writing) for the account of the respective Seller. Payments to be made following the Closing under this Section 2 shall be made (i) within five (5) Business Days after the final determination is made that such payments are due and payable and (ii) by wire transfer of immediately

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available funds (pursuant to wire transfer instructions designated in advance by the receiving Party or Parties to the paying Party or Parties in writing) for the account of the respective receiving Party or Parties. At least one (1) Business Day in advance of each payment to the Sellers hereunder (including with respect to the Escrow Balance), the Sellers shall jointly deliver to Buyer a written statement setting forth the pro rata portion of such payment to be made to each Seller.

2.10.	Tax Allocation. The Sellers and the Buyer shall cooperate in the preparation of Internal Revenue Service Form 8594 to report the allocation of the Purchase Price and any liabilities properly treated as consideration for U.S. federal income Tax purposes among the Properties. The Buyer shall prepare and deliver to the Sellers a draft Form 8594 within twenty (20) days after the determination of the Final Statement and any further adjustments to the Purchase Price relative to title or environmental issues pursuant to this Agreement. If either Seller disputes any items in the Buyer’s draft Form 8594, then as soon as reasonably practicable, but in no event later than twenty (20) days after receipt of such draft Form 8594, such Seller will deliver to the Buyer a written exception report containing any changes such Seller proposes to be made to the Form 8594. The Parties agree to use all reasonable efforts to reach an agreement on any and all disputed items in the draft Form 8594 within twenty (20) days after the later of the Sellers’ receipt of the Buyer’s draft Form 8594 or Buyer’s receipt of any exceptions timely submitted by a Seller; provided, however, that if the Parties are unable to agree upon a final Form 8594, then the Parties agree to engage an Accounting Referee to resolve such dispute in accordance with the procedures set forth in Section 2.8 of this Agreement. The Parties agree to prepare and file Form 8594 in accordance with, and the Parties shall not take any income tax reporting position inconsistent with, the allocation agreed upon or determined by the Accounting Referee, as the case may be; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

3. Sellers’ Representations and Warranties. CALLC with respect to the representations and warranties set forth in Sections 3.6, 3.7, and 3.9 and each Seller, solely and severally as to itself and not jointly with the other Seller, with respect to the remaining representations and warranties set forth in this Section 3, represents and warrants to the Buyer, as of the date of this Agreement, as follows:

3.1.	Organization, Good Standing and Authorization. Such Seller is duly formed, validly existing and in good standing under the laws of the State of its formation. Such Seller is duly qualified and/or licensed, as may be required, and in good standing in the Commonwealth of Pennsylvania. Such Seller has taken all necessary action to authorize the execution, delivery and performance of this Agreement and has adequate power, authority and legal right to enter into, execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is legal, valid and binding with respect to such Seller and is enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally.

3.2.	Legal Requirements. Each Seller has all requisite power to own and lease its respective interest in the Properties and CALLC has all requisite power to operate the Properties as now being operated and CALLC holds all required licenses for carrying on all operations with respect to the Properties as now being conducted, except where the failure to hold any such license would not constitute a Material Adverse Effect.

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3.3.	No Breach. Except as disclosed in Schedule “3.3”, the execution, delivery, performance and consummation of this Agreement does not and will not: (a) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach, or violation under any term or provision of any governing document of such Seller or any agreement, contract, promissory note, indenture, mortgage, deed of trust or lease to which such Seller is a party or by which such Seller or its interest in any of the Properties is bound; (b) violate, conflict with or constitute a breach of any Law applicable to such Seller or by which such Seller or its interest in any of the Properties is bound; or (c) except with respect to Permitted Encumbrances, result in the creation, imposition or continuation of any Lien on or affecting such Seller’s interest in the Properties.

3.4.	Litigation. Except as disclosed in Schedule “3.4”, (a) there are no Proceedings pending or, to such Seller’s Knowledge, threatened in writing involving the Properties or against such Seller and involving its interest in the Properties, and (b) there are no Proceedings pending or, to such Seller’s Knowledge, threatened in writing before or by any Governmental Authority which might materially adversely affect such Seller’s interest in the Properties or questioning the validity of or seeking to prevent the consummation of this Agreement or any other action taken or to be taken in connection herewith.

3.5.	Taxes. Except as disclosed in Schedule “3.5”, all Taxes based on or measured by such Seller’s ownership of property comprising its interest in the Properties or the production or removal of Hydrocarbons or the receipt of proceeds therefrom (including applicable escheatment requirements) have been timely paid when due and are not in arrears. No portion of the Properties conveyed pursuant to this Agreement will be properly treated as the conveyance of an interest in a partnership for U.S. federal and applicable state income tax purposes.

3.6.	Permits. Except as disclosed in Schedule “3.6”, there are no outstanding material violations of any of the Permits, and CALLC has all material licenses, orders, franchises, registrations and permits of all Governmental Authorities required to permit the operation of the Properties as presently operated by CALLC (the “Permits”) and each is in full force and effect and has been duly and validly issued. To CALLC’s Knowledge, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any revocation, cancellation, suspension or modification of any such assignable Permit except (a) those Permits issued in the name of CALLC that are not transferable under applicable law, or (b) where such revocation, cancellation, suspension or modification will not materially adversely affect the Buyer’s ownership or operation of the Properties immediately following the Closing.

3.7.	Compliance with Laws; Operation of Wells. Except as disclosed in Schedule “3.7”, during the period that CALLC or its Affiliates have operated any of the Properties and, to CALLC’s Knowledge, during the period any third party has operated any of the Properties, those Properties have been operated in compliance with the provisions and requirements of all applicable Laws, except for prior instances of non-compliance that have been fully and finally resolved to the satisfaction of all Governmental Authorities with jurisdiction over such matters. All of the Wells have been drilled and completed within the boundaries of the Real Property Interests or lands pooled or unitized therewith (or within the limits otherwise permitted by applicable Law).

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3.8.	Contracts. Such Seller has listed in Schedule “3.8”: (a) all farm-in, farm-out, exploration, development, participation, joint venture, area of mutual interest, purchase and/or acquisition agreements of which any terms remain executory which materially affect its interest in any of the Properties (excluding joint operating agreements and oil, gas and mineral leases); (b) all material Hydrocarbon purchase and/or sale contracts, gathering contracts, processing contracts, transportation contracts, marketing contracts, disposal or injection contracts and all other similar material contracts affecting its interest in any of the Properties which are not, by the terms thereof, subject to termination upon ninety (90) days or less notice; and (c) all production payments or net profits interests burdening its interest in any of the Properties. The Contracts are in full force and effect and such Seller is not in (and no event has occurred that with notice, or lapse of time, or both could result in), and to such Seller’s Knowledge, no other party is in, default thereunder. Except as set forth on Schedule “3.8”, such Seller has neither given nor received from any other person any written notice of any action or intent to terminate or materially amend any Contract. To such Seller’s Knowledge, true, complete and correct copies of the Contracts (including any amendments thereto) have been provided or made available to the Buyer prior to the Execution Date.

3.9.	Environmental and Safety Matters. Insofar as it pertains to the Properties, except as set forth in Schedule “3.9”:

3.9.1	During the period that CALLC has operated any of the Properties and, to CALLC’s Knowledge, during the period any other party operated any of the Properties, such Properties have been operated in material compliance with all applicable Environmental Laws and with the terms and conditions of all environmental Permits, except for prior instances of non-compliance that have been fully and finally resolved to the satisfaction of all Governmental Authorities with jurisdiction over such matters.

3.9.2	There are no pending Proceedings relating to an alleged breach of Environmental Laws on or with respect to the Properties operated by CALLC, and CALLC, with respect to the Properties operated by CALLC, has not received any written notice of any environmental, health or safety claim, demand, filing, investigation, administrative proceeding, or other Proceeding relating to the Properties or written notice of any alleged or actual violation or non-compliance with any Environmental Law or of non-compliance with the terms or conditions of any environmental permits, arising from, based upon, associated with or related to the Properties or the ownership or operation of any thereof, except for prior instances of non-compliance that have been fully and finally resolved to the satisfaction of all Governmental Authorities with jurisdiction over such matters (an “Environmental Claim”).

3.9.3	With respect to the Properties operated by CALLC, there has been no release or discharge at any of the Properties of any hazardous or toxic material, substance, chemical or waste identified, defined or regulated as such under any Environmental Law, such as to cause a condition or circumstance that would reasonably be expected to result in a material Environmental Claim or a material violation of any Environmental Law.

3.9.4	Without limiting such Seller’s representations and warranties hereunder, Purchaser understands that NORM, asbestos, mercury, polychlorinated

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biphenyls, drilling fluids and chemicals, and produced waters and Hydrocarbons may be present in or on the Properties or equipment in quantities typical for oilfield or gas operations in the areas in which the Properties are located.

3.10.	Broker’s or Finder’s Fees. Such Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the transactions contemplated by this Agreement for which the Buyer will have any responsibility whatsoever.

3.11.	Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to such Seller’s Knowledge, threatened against such Seller or any Affiliate of such Seller.

3.12.	Preferential Purchase Rights and Consents. Except as set forth in Schedule “3.12”, no interest of such Seller in a Property is subject to any (a) preferential right of purchase, right of first refusal or other agreement which gives a third party the right to purchase any interest of such Seller in a Property or (b) Required Consent of any third party to the sale and conveyance of such Seller’s interest in a Property as provided for in this Agreement.

3.13.	Gas Balancing; No Prepayments. Schedule “3.13” sets forth the true and correct amount of any Gas Imbalances of such Seller, as of the Effective Time. Except as set forth on Schedule “3.13”, such Seller has no obligation to deliver gas (or cash in lieu thereof) from its interest in the Properties to other owners of interests as a result of past production by such Seller or its predecessors in excess of the share to which they are entitled, nor any right to receive deliveries of gas (or cash in lieu thereof) with respect to its interest in the Properties from other owners of interest as a result of past production by such Seller or its predecessors of less than the share to which they were entitled. Except as set forth on Schedule “3.13”, such Seller has not received any notice of deficiency payments under gas contracts for which anyone has a right to receive a cash settlement thereof or to take deficiency gas from the Properties, nor has such Seller received any payments for production which are subject to refund or recoupment out of future production. Such Seller is not obligated by virtue of any prepayment arrangement for the sale of Hydrocarbons and/or any take or pay or other similar provisions of a production payment or other arrangement, to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Properties at some future time without then or thereafter receiving full payment therefor.

3.14.	Planned Future Commitments. Except for commitments or other Contracts set forth on Schedule “3.14” or made in compliance with Section 5.2, the Properties are not subject to any future commitments requiring any expenditure by such Seller in excess of Two Hundred Thousand Dollars ($200,000.00) (net to the Sellers’ aggregate interests) relating to any of the Properties after the Effective Time.

3.15.	Payout Balances. The Payout Balance for each Well is properly reflected on Schedule “3.15” as of the respective dates set forth therein. “Payout Balance” means the status, as of the dates of the calculations, of the recovery by such Seller or a Third Party of a cost amount specified in the contract relating to a Well out of the revenue from such Well where the Net Revenue Interest of such Seller, as described therein on Exhibit “A”, will be reduced or the Working Interest, as described therein on Exhibit “A”, will be increased when such amount has been recovered.

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3.16.	Suspense Funds. Schedule “3.16” lists (a) all funds held in suspense by CALLC that are attributable to the production of Hydrocarbons from the Properties prior to or as of the Effective Time and (b) all funds held in suspense by a third party with respect to such Seller’s interest in the Properties.

3.17.	Royalties. Such Seller (or one of its Affiliates) has paid (or to such Seller’s Knowledge another person has paid on such Seller’s behalf) all royalties, overriding royalties and other burdens due with respect to such Seller’s interest in the Properties.

3.18.	Operator Status. CALLC has not received any written notice of any vote (or other action) being taken (or any written notice threatening to commence such vote or other action) to remove it as the operator of the Properties.

4. Buyer’s Representations and Warranties. The Buyer represents and warrants to each Seller, as of the date of this Agreement, as follows:

4.1.	Organization and Good Standing. The Buyer is duly formed, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the power and authority to acquire and own the Properties and to conduct business in the Commonwealth of Pennsylvania.

4.2.	Powers. The Buyer is duly authorized and empowered to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Neither the certificate of formation nor the other governing documents of the Buyer, nor any other instrument to which the Buyer is a party or is bound, nor any court order or governmental law, rule or regulation, will be violated by the Buyer’s execution and consummation of this Agreement.

4.3.	No Restriction. The Buyer is not subject to any order, judgment or decree, or the subject of any litigation, claim or Proceeding, pending or threatened (in writing) or, to Buyer’s Knowledge, any other restriction of any kind or character specific to the Buyer, which would affect the Buyer’s ability to carry out the transactions contemplated by this Agreement.

4.4.	Authorization. The Buyer has taken all necessary action to authorize the execution, delivery and performance of this Agreement and has adequate power, authority and legal right to enter into, execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is legal, valid and binding with respect to the Buyer and is enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally.

4.5.	No Breach. The execution, delivery, performance, and consummation of this Agreement and the transactions contemplated hereby do not and will not: (a) violate any provision of any governing document of the Buyer; or (b) breach or violate, or result (with the giving of notice or the lapse of time or both) in the breach, violation, acceleration or termination of, any contract, indenture, Lien, note, lease, agreement, license or Law to which the Buyer is subject or by which any of its assets are bound or subject, except, with respect to any such breach, violation, acceleration or termination which would not reasonably be expected to prevent the consummation of the transactions contemplated hereby by the Buyer or result in the Sellers incurring any loss or liability therefrom.

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4.6.	Governmental Consent. No consent, approval, or authorization of, or designation, or filing with, any Governmental Authority is required on the part of the Buyer in connection with the valid execution and delivery of this Agreement or the consummation of transactions contemplated hereby, except any Customary Post-Closing Consents.

4.7.	Litigation. There are no Proceedings pending, or to the Buyer’s Knowledge, threatened in writing against the Buyer questioning the validity of or seeking to prevent the consummation of this Agreement or any other action taken or to be taken in connection herewith, or which would have a material adverse effect on the Buyer or its ability to consummate the transactions contemplated hereby.

4.8.	Broker’s or Finder’s Fees. The Buyer has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the transactions contemplated by this Agreement for which either Seller will have any responsibility whatsoever.

4.9.	Qualifications. As of the Closing, the Buyer will be qualified with all applicable Governmental Authorities to own and operate the Properties.

4.10.	Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to the Buyer’s Knowledge, threatened against the Buyer or any Affiliate of the Buyer.

4.11.	Funding; Investment. The Buyer has available (through cash on hand or existing credit arrangements or otherwise) all of the funds necessary for the acquisition of all of the Properties pursuant to this Agreement, as and when needed, and to perform its obligations under this Agreement. The Buyer is experienced in and knowledgeable about the oil and gas business and the acquisition of oil and gas properties and the Buyer is aware of the risks of such investments. The Buyer acknowledges that the Sellers have not made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Properties except as expressly set forth in this Agreement, and the Sellers shall have no liability to the Buyer or any of the Buyer’s successors or assigns for its reliance on any information regarding the Sellers or the Properties that is not contained in this Agreement. The Buyer is acquiring the Properties for its own account and not with the intent to make any distribution of undivided interests thereof which would violate any applicable Laws.

5. Covenants. Each Seller, solely and severally as to itself and not jointly with the other Seller, and the Buyer hereby covenant and agree to perform the following:

5.1.

Access. From the Execution Date to the Defect Notice Date, each Seller will give to the Buyer and its agents and representatives, reasonable access during normal business hours to the Properties and all of the Records of such Seller and such Seller will cause its officers and employees to furnish to the Buyer and its agents and representatives such operating data and other information with respect to the Properties as the Buyer (or its agents and representatives) may, from time to time, reasonably request for the purpose of allowing Buyer (and its agents and representatives) to conduct its title and environmental due diligence of the Properties and assess the physical and environmental condition of the Properties; provided, however, (a) any such investigation will be conducted in such manner as not to interfere unreasonably with the operation of the business of such Seller, and (b) such Seller shall not be required to provide any of the foregoing information to the extent that such Seller is prohibited by any Third Party agreement from sharing such

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information with the Buyer, and for which no consent to share such information with the Buyer is obtained following reasonable efforts to obtain (at no cost to the Seller) such consent. All information or data provided or made available by the Sellers shall be held by the Buyer as confidential information or data and the Buyer shall not use any of the same except in connection with the transactions set forth in this Agreement. In the event this Agreement is terminated prior to the Closing, the Buyer shall return to the Sellers (or certify the destruction of) all copies of all such information and data as well as any derivative reports, analysis or other items derived or based on any of such information or data. Buyer shall indemnify and hold harmless each Seller from any liability or damage resulting from Buyer’s access to the Properties other than any losses to the extent attributable to the gross negligence or willful misconduct of such Seller.

5.2.	Conduct of Business. From and after the Execution Date until Closing, each Seller will continue to operate and maintain the Properties in the Ordinary Course of Business and in compliance with applicable Laws and Contracts. Without limiting the foregoing, except as required in the Contracts, as required by Law or Permit, or as specifically contemplated by this Agreement, from and after the Execution Date until Closing, each Seller:

5.2.1	Will pay, when due, all expenses, Taxes, revenues, royalties, overriding royalties and other obligations with respect to such Seller’s interest in the Properties incurred prior to and due and owing for periods prior to the Effective Time;

5.2.2	Will take any and all actions necessary to ensure that such Seller’s interest in the Properties is free and clear of all Liens as of the Closing except for Permitted Encumbrances;

5.2.3	Shall not convey, abandon or otherwise dispose of any part of the Properties, other than (a) the sale of Hydrocarbons or obsolete machinery and equipment in the Ordinary Course of Business or (b) in accordance with applicable PPRs or the terms of the Development Agreement, unless the Buyer shall otherwise consent in writing (such consent not to be unreasonably delayed, conditioned or withheld);

5.2.4	Shall not, except in the event of an emergency that threatens loss of personal property or personal injury or death or as set forth in Schedule “3.14”, or as required under the terms of a Contract existing as of the Execution Date, (a) enter into any agreement, contract or commitment which, if entered into prior to the date of this Agreement, would be required to be listed in Schedule “3.8” attached to this Agreement, or materially amend or change the terms of such agreement, contract or commitment or any other Contract or waive any material rights under any such agreement or any Contract; or (b)(i) propose any new drilling, reworking, or similar operations with respect to the Properties or (ii) elect to participate or not to participate in any new drilling, reworking, or similar operation with respect to any Property that is reasonably anticipated to require future capital expenditures in excess of Two Hundred Thousand Dollars ($200,000.00), in each case, net to the Sellers’ aggregate interests, without first consulting with the Buyer and attempting in good faith to reach a mutually acceptable agreement with the Buyer regarding such agreement, contract, commitment, operation or election provided, however that, notwithstanding the foregoing, the GGA Amendments will be handled in accordance with and subject to the terms of Section 5.9;

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5.2.5	Will not (a) grant any PPR or consent (including any Required Consent) with respect to its interest in the Properties, or (b) with respect to CALLC, resign as the operator of any of the Properties;

5.2.6	Will not waive, compromise or settle any material right or claim if such waiver, compromise or settlement would adversely affect the future use, ownership or operation of any such Seller’s interest in the Properties in any material respect without first consulting with the Buyer and attempting in good faith to reach a mutually acceptable agreement with the Buyer regarding such waiver, compromise or settlement; and

5.2.7	Will cause such Seller’s interest in the Properties to be maintained in accordance with the terms and conditions of the applicable Contracts and applicable Law and, with respect to Real Property Interests not otherwise perpetuated by the production of Hydrocarbons in paying quantities therefrom, will pay all delay rentals and lease maintenance payments necessary to maintain the Real Property Interests or extend the term of any Real Property Interests beyond the primary term thereof (if such Real Property Interests would, but for such payments, expire prior to Closing).

5.3.	Revenues Held For Benefit of the Other Party. In the event either (a) the Buyer receives production or other revenues attributable to any of the Properties for any periods prior to the Effective Time or (b) a Seller receives production or other revenues attributable to any of the Properties for any periods after the Effective Time which is not accounted for in the Closing Statement or the Final Statement, the receiving Party will hold such revenues for the exclusive benefit of the Party entitled thereto pursuant to this Agreement and, if not taken into account for purposes of the Final Statement, shall promptly deliver such funds to the appropriate Party within sixty (60) days after receipt.

5.4.

Revenues and Expenses. For all purposes, including adjustments to the Purchase Price under Section 2 of this Agreement, each Seller and the Buyer will properly allocate revenues and expenses before and after the Effective Time and will make payments to each other to the extent necessary for such proper allocation. All expenses incurred in the operation of the Properties before the Effective Time will be borne by the responsible Seller and all proceeds from the sale of Hydrocarbons produced from or attributable to the Properties prior to the Effective Time will be the property of the Seller entitled thereto, and all expenses incurred in the operation of the Properties from and after the Effective Time will be borne by the Buyer and all proceeds from the sale of Hydrocarbons produced from or attributable to the Properties from and after the Effective Time will be the property of the Buyer. Real property, sales, use, ad valorem, severance, production and personal property Taxes (excluding any Transfer Taxes) on the Properties will be prorated between the Sellers and the Buyer as of the Effective Time, and Seller shall bear any such tax that is attributable to any taxable period (or portion thereof) ending on or before the day immediately prior to the Effective Time, and Buyer shall bear any such tax that is attributable to any taxable period (or portion thereof) beginning on or after the day on which the Effective Time occurs. The portion of any such tax that is allocable to the taxable period that is deemed to end as of the Effective Time will be determined: (i) in the case of real property, ad valorem and similar Taxes, based on the

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number of days of the taxable period that occur on or before the close of business on the day immediately prior to the Effective Time and (ii) in the case of sales, use, severance and production Taxes, as though the taxable period terminated at the close of business on the day immediately prior to the Effective Time.

5.5.	Suspended Funds. As part of the final accounting in connection with the Final Statement pursuant to Section 2.8, CALLC will deliver to the Buyer the Suspended Funds along with an “Excel” spreadsheet containing the owner name, owner number, social security or federal ID number, reason for suspense, and the amount of Suspended Funds payable for each entry, together with monthly line item production detail including gross and net volumes and deductions for all suspense entries. Upon receipt of such information, the Buyer shall administer all such accounts and assume all payment obligations relating to the Suspended Funds in accordance with all applicable Laws, and shall be liable for the payment thereof to the proper parties, except that CALLC will retain all responsibility and liability for (a) statutory penalties and interest, if any, owing to any interest owner attributable to the Suspended Funds accruing prior to the Closing Date and (b) penalties and interest, if any, attributable to the Suspended Funds accruing prior to the Closing Date, payable to any state under existing escheat or unclaimed property statutes. If any such penalties or interest are due to the respective suspense account owner or any state under such statutes and CALLC fails to promptly reimburse such sums to the Buyer, then the Buyer shall return to CALLC the Suspended Funds in such account that existed as of the Effective Time and CALLC shall thereupon assume all obligations for the final payment and settlement of any such claims and accompanying Suspended Funds.

5.6.	Development Agreement. Each Seller hereby (a) consents to the assignment by the other Seller of its respective interests in the Properties to the Buyer pursuant to this Agreement, (b) waives any and all PPRs they may have to acquire the other Seller’s interests in the Properties arising in connection with the transactions contemplated by this Agreement, and (c) provided that SUSA executes this Agreement, also agrees that, upon consummation of the transactions contemplated by this Agreement, the Properties will cease to be subject to (i) that certain Development Agreement dated November 24, 2008 entered into by CALLC and SUSA (as amended, the “Development Agreement”) in any respect and will cease to be “Joint Interests” under the Development Agreement.

5.7.	Conditions. The Buyer and the Sellers will use their respective reasonable commercial efforts to cause the conditions and agreements in Sections 6, 7 and 8 of this Agreement applicable to such Party to be satisfied and performed, whether prior to or after the Closing.

5.8.

Limitations on Representations and Warranties. EXCEPT FOR THE EXPRESS AND SPECIFIC REPRESENTATIONS AND WARRANTIES OF A SELLER IN THIS AGREEMENT OR THE ASSIGNMENT, THE BUYER ACKNOWLEDGES THAT NO SELLER HAS MADE, AND EACH SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND THE BUYER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, INCLUDING RELATING TO (a) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GAS BALANCING INFORMATION, OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE PROPERTIES OR THE SELLERS’ INTEREST THEREIN, (b) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY RECORDS, INFORMATION,

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DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO THE BUYER BY OR ON BEHALF OF THE SELLERS, AND (c) THE ENVIRONMENTAL OR OTHER CONDITION OF THE PROPERTIES.

5.8.1	EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF A SELLER IN THIS AGREEMENT OR THE ASSIGNMENT, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH SELLER EXPRESSLY DISCLAIMS AND NEGATES, AND THE BUYER HEREBY WAIVES, AS TO PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING A PART OF THE PROPERTIES (a) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (b) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (c) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (d) ANY RIGHTS OF PURCHASERS UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (e) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, (f) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, AND (g) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF SUBSTANCES, WASTES OR MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING THE EXPRESS INTENTION OF THE BUYER AND THE SELLERS THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF A SELLER IN THIS AGREEMENT OR THE ASSIGNMENT, THE PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES IN WHICH ANY SELLER HAS ANY INTEREST ARE BEING ACCEPTED BY THE BUYER, “AS IS, WHERE IS, WITH ALL FAULTS” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND THE BUYER REPRESENTS TO EACH SELLER THAT THE BUYER WILL MAKE OR CAUSE TO BE MADE SUCH INSPECTIONS WITH RESPECT TO SUCH PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND OTHER PROPERTIES AS THE BUYER DEEMS APPROPRIATE.

5.8.2	EACH SELLER AND THE BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION 5.8 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

5.8.3

THE BUYER ACKNOWLEDGES THAT THE PROPERTIES HAVE BEEN USED FOR EXPLORATION, DEVELOPMENT, AND PRODUCTION OF OIL AND GAS AND THAT EQUIPMENT AND SITES INCLUDED IN THE PROPERTIES MAY CONTAIN ASBESTOS, NATURALLY OCCURRING RADIOACTIVE MATERIAL (“NORM”) OR OTHER HAZARDOUS SUBSTANCES. NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS, AND EQUIPMENT AS SCALE, OR IN OTHER FORMS. THE WELLS, MATERIALS, AND EQUIPMENT LOCATED ON

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THE PROPERTIES OR INCLUDED IN THE PROPERTIES MAY CONTAIN NORM AND OTHER WASTES OR HAZARDOUS SUBSTANCES. NORM CONTAINING MATERIAL AND/OR OTHER WASTES OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING AIR, WATER, SOILS OR SEDIMENT. SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION, OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS SUBSTANCES FROM THE PROPERTIES. NOTHING CONTAINED IN THIS SECTION 5.8 WILL LIMIT, RESTRICT OR OTHERWISE AFFECT THE BUYER’S INDEMNITY RIGHTS UNDER SECTION 10.2(a)(i) WITH RESPECT TO BREACHES OF THE REPRESENTATION AND WARRANTY OF SELLERS SET FORTH IN SECTION 3.9 OR BUYER’S RIGHTS TO RAISE ENVIRONMENTAL DEFECTS UNDER SECTION 2.1 OF THIS AGREEMENT.

5.9.	Gathering Agreement. Prior to Closing, the Buyer will furnish to the applicable Seller a written acknowledgement from Appalachia Midstream Services, L.L.C. (“AMS”) that Buyer is deemed to be a “Credit-Worthy Assignee” under: (a) that certain Anchor Shipper Gas Gathering Agreement for Marcellus dated January 1, 2012, among AMS, Chesapeake Energy Marketing, Inc. (“CEMI”), and CALLC, as amended and (b) provided that SUSA executes this Agreement, that certain Anchor Shipper Gas Gathering Agreement for Marcellus dated January 1, 2012, among AMS and SUSA, as amended (collectively, the “Gathering Agreements”). It is the intent of the Parties that each of the Gathering Agreements will be amended in order to segregate the area to which the Gathering Agreements apply into two or more separate areas in order to facilitate the transfer to the Buyer of the respective Seller’s rights and obligations under the Gathering Agreements solely with respect to the GGA Area (referred to herein as the “GGA Amendments”). The Parties agree to work together in good faith to agree with AMS as to the terms of the GGA Amendments, it being understood that each GGA Amendment, to the extent it will modify the existing terms of either Gathering Agreement with respect to the GGA Area for periods from and after the Effective Time, will be subject to the Buyer’s written consent not to be unreasonably withheld, conditioned or delayed. Upon Closing the Buyer will assume (and, upon delivery by the Sellers of the Assignment, the Buyer shall be deemed to have assumed), and thereafter will be bound by and comply with and perform, all of the obligations of CEMI and each Seller contained in the respective Gathering Agreement (as amended by the respective GGA Amendment) solely with respect to the GGA Area to the extent such obligations arise (or are otherwise attributable to any period) from and after the Effective Time; provided, however that, in the event SUSA does not execute this Agreement, such assumption shall apply only with respect to CALLC’s Gathering Agreement (as amended by CALLC’s GGA Amendment).

5.10.	Certain Tax Matters.

5.10.1	Notwithstanding anything to the contrary in this Agreement, Sellers shall retain responsibility for, and shall bear and pay, all income, franchise and similar Taxes incurred by or imposed on such Seller, its direct or indirect owners or Affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member, and no such Taxes shall be (i) taken into account as adjustments to the Purchase Price under Section 2.5 or Section 2.6, (ii) taken into account for purposes of Section 5.4, or (iii) treated as an Assumed Obligation.

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5.10.2	The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of tax returns and reports and any audit, litigation, or other proceeding with respect to Taxes relating to the Properties. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such tax return or report or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Sellers and Buyer agree to retain all books and records with respect to Tax matters pertinent to the Properties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority.

5.10.3	The Parties acknowledge and agree that any sales, use, transfer, stamp, documentary, registration or similar Taxes will be incurred or imposed with respect to the transactions described in this Agreement (collectively, “Transfer Taxes”) will be paid by the Buyer. Sellers and Buyer shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

5.11.	Access Rights. From and after Closing, the Buyer will provide CALLC access to the Surface Interests as may be reasonably necessary to remediate the violation asserted with respect to and thereto repair and restore the Stinger pad site and any other areas located on the Surface Interests in accordance with the requirements of the applicable Governmental Authority and Laws. CALLC shall indemnify and hold harmless the Buyer from any liability or damage resulting from CALLC’s access to the Surface Interests, other than any losses to the extent attributable to the gross negligence or willful misconduct of the Buyer.

5.12.

Delay by or Failure of SUSA to Execute this Agreement. The Parties intend that upon the execution of this Agreement by CALLC and the Buyer (collectively, the “Remaining Parties”) the terms of this Agreement shall be binding upon and enforceable against the Remaining Parties, notwithstanding any failure or delay by SUSA to execute this Agreement. If SUSA fails to execute this Agreement on the Execution Date, then, in lieu of the Deposit contemplated in Section 2, the Deposit shall instead be paid by the Buyer as follows: (a) seven and one-half percent (7 1⁄2%) of that portion of the unadjusted Purchase Price allocable to CALLC’s interests in the Properties (as shown on Exhibit “A”) will be paid in accordance with Section 2 and (b) subject to the following sentence, seven and one-half percent (7 1⁄2%) of that portion of the unadjusted Purchase Price allocable to SUSA’s interest in the Properties (as shown on Exhibit “A”) will be paid in accordance with Section 2 within two (2) Business Days following SUSA’s execution of this Agreement and the Escrow Agreement. If SUSA fails to execute this Agreement on or within thirty (30) days following the Execution Date, then (i) the Remaining Parties shall within five (5) Business Days thereafter amend and restate this Agreement to remove SUSA as a Seller hereunder, remove SUSA’s interest in the Properties from the Properties to be sold to the Buyer hereunder, and reduce the amount of the unadjusted Purchase Price by the aggregate Allocated Value shown on Exhibit “A” for SUSA’s

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interest in the Properties, and (ii) CALLC shall sell its interests in the Properties to the Buyer, and the Buyer shall purchase such interests in the Properties on the Closing Date on the same terms and conditions as set forth in this Agreement (except as modified in accordance with subpart (i) above).

6. Buyer’s Conditions Precedent. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing by the Buyer on or prior to the Closing Date of each of the following conditions precedent:

6.1.	No preliminary or permanent injunction or other order will have been issued (and remain in force) by any Governmental Authority having appropriate jurisdiction preventing consummation of the transactions contemplated by this Agreement;

6.2.	No Proceeding will have been commenced (or threatened in writing) by any Third Party against any of the Sellers, the Buyer or any of their respective Affiliates, associates, officers or directors seeking to restrain, enjoin, prevent or challenge the transactions contemplated by this Agreement or seeking material damages arising from the transactions contemplated by this Agreement;

6.3.	All representations and warranties of each of the Sellers contained herein (a) that are qualified by the term “material” or other terms or Dollar amounts of similar import or effect (whether or not capitalized) shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (except to the extent that a representation specifically relates to an earlier date, in which case as of such earlier date), and (b) that are not so qualified shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time (except to the extent that a representation specifically relates to an earlier date, in which case as of such earlier date);

6.4.	Each of the Sellers will have performed or satisfied in all material respects on or prior to the Closing Date all obligations, covenants and agreements contained in this Agreement to be performed or complied with by the Sellers on or prior to the Closing Date; and

6.5.	CALLC shall not have terminated this Agreement and the consummation of the transactions contemplated herein with respect to CALLC shall be occurring.

6.6.	If SUSA has not executed this Agreement, then (a) CALLC shall provide written evidence to Buyer that is reasonably satisfactory to Buyer that (i) SUSA has unconditionally consented to the assignment of CALLC’s interests in the Properties to Buyer pursuant to this Agreement and (ii) SUSA has waived its PPR under the Development Agreement or such PPR has otherwise expired in accordance with the terms of the Development Agreement, and (b) either (i) the Buyer, in its sole discretion, shall be fully satisfied with the terms and conditions of the Development Agreement or (ii) SUSA shall agree in writing that the Properties actually assigned to the Buyer hereunder will, effective upon such assignment, cease to be subject to the Development Agreement in any respect and will cease to be “Joint Interests” under the Development Agreement.

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7. Sellers’ Conditions Precedent. The obligation of each Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing by such Seller on or prior to the Closing Date of each of the following conditions precedent:

7.1.	No preliminary or permanent injunction or other order will have been issued (and remain in force) by any Governmental Authority having appropriate jurisdiction preventing consummation of the transactions contemplated by this Agreement;

7.2.	No Proceeding will have been commenced (or threatened in writing) by any Third Party against any of the Sellers, the Buyer or any of their respective Affiliates, associates, officers or directors seeking to restrain, enjoin, prevent or challenge the transactions contemplated by this Agreement or seeking material damages arising from the transactions contemplated by this Agreement;

7.3.	All representations and warranties of the Buyer contained herein (a) that are qualified by the term “material” or other terms or Dollar amounts of similar import or effect (whether or not capitalized) shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (except to the extent that a representation specifically relates to an earlier date, in which case as of such earlier date), and (b) that are not so qualified shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time (except to the extent that a representation specifically relates to an earlier date, in which case as of such earlier date); and

7.4.	The Buyer will have performed or satisfied in all material respects on or prior to the Closing Date all obligations, covenants and agreements contained in this Agreement to be performed or complied with by the Buyer on or prior to the Closing Date.

8. The Closing. Subject to the terms and conditions hereof, unless extended as provided herein, the Closing will take place at 10:00 a.m. local time in the offices of CALLC, at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 on the Closing Date.

8.1.	Buyer’s Deliveries. At the Closing, and subject to the simultaneous performance by the Sellers of their respective obligations under Section 8.2, the Buyer will deliver or cause to be delivered the following items:

8.1.1	Purchase Price. To each Seller, such Seller’s pro rata portion of the Purchase Price as directed in writing by such Seller (as adjusted pursuant to Section 2.7 and less such Seller’s pro rata portion of the Deposit);

8.1.2	Closing Statement. A duly executed Closing Statement;

8.1.3	AMS Acknowledgement. The duly executed written acknowledgements from AMS as contemplated by Section 5.9 with respect to each Seller’s Gathering Agreement;

8.1.4	Officer’s Certificate. A certificate, duly executed by an authorized officer of Buyer and dated as of the Closing, certifying, on behalf of Buyer that the conditions set forth in Sections 7.3 and 7.4 have been satisfied; and

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8.1.5	Additional Documents. Such additional documents customary in similar transactions as might be reasonably requested by either Seller and are reasonably required to consummate the transactions contemplated by this Agreement.

8.2.	Sellers’ Deliveries. At the Closing, and subject to the simultaneous performance by the Buyer of its obligations under Section 8.1, the Sellers will deliver or cause to be delivered to the Buyer the following items:

8.2.1	Assignments. From each Seller, an original counterpart of the Assignment for each county in which its Real Property Interests or Wells are located, executed by an authorized officer of such Seller and covering all of such Seller’s interest in the Properties (other than those Properties to be excluded in accordance with the terms hereof) in recordable form;

8.2.2	Non-Foreign Status Certificate. From each Seller, a non-foreign entity certificate, in substantially the form of Exhibit “D” attached hereto;

8.2.3	Letters in Lieu. Letters in lieu for each purchaser of production with respect to each Well that is not operated by such Seller and in which such Seller has an interest;

8.2.4	Operatorship. All forms required by Governmental Authorities to substitute the Buyer as operator of any Property currently operated by either Seller;

8.2.5	Releases. All required releases with respect to any Lien for borrowed money (excluding Permitted Encumbrances);

8.2.6	Closing Statement. A duly executed Closing Statement;

8.2.7	Lien Releases. From each Seller, releases (and termination statements, if applicable) with respect to all Liens against such Seller’s interest in the Properties (excluding Permitted Encumbrances) (the “Lien Releases”);

8.2.8	Officer’s Certificate. A certificate from each Seller, duly executed by an authorized officer of such Seller and dated as of the Closing, certifying, on behalf of such Seller that the conditions set forth in Sections 6.3 and 6.4 have been satisfied; and

8.2.9	Additional Documents. Such additional documents customary in similar transactions as might be reasonably requested by the Buyer and are reasonably required to consummate the transactions contemplated by this Agreement.

8.3.	Post-Closing Adjustments. The Buyer and the Sellers agree that the Purchase Price may be further adjusted after the Closing Date in accordance with the provisions of Section 2 of this Agreement.

8.4.	Post-Closing Deliveries. Each Seller shall deliver such Seller’s Records to the Buyer promptly after Closing, but no later than thirty (30) days after the Closing Date.

8.5.	Costs. Except as otherwise expressly provided herein, the Sellers will pay their respective attorney’s fees and other expenses (including, for the avoidance of doubt, all costs,

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expenses, taxes and fees incurred in connection with or otherwise associated with the delivery and/or recording of the Lien Releases); and the Buyer will pay the Buyer’s attorney’s fees and other expenses including, recording costs for the Assignments and all Transfer Taxes.

8.6.	Risk of Loss. As of the consummation of the Closing, subject to the terms and conditions of this Agreement, beneficial ownership and the risk of loss of the Properties will pass from the Sellers to the Buyer effective from and after the Effective Time.

9. Press Releases. No Party shall make any press release or other public announcements concerning this transaction, without the consent of the other Party, which consent shall not be unreasonably withheld. Any Party desiring to make a public announcement shall first give the other Party twenty-four (24) hours written notification of its desire to make such a public announcement. The written notification shall include (a) a request for consent to make the announcement, and (b) a written draft of the text of such public announcement. Nothing contained herein shall prohibit any Party from issuing or making a public announcement or statement if such Party deems it necessary to do so in order to comply with any applicable Law, or the rules of any stock exchange upon which the Party’s capital stock is traded, provided that the foregoing procedure of written notification (but not, for the avoidance of doubt, the requirement to obtain prior consent) shall first be followed. Notwithstanding anything to the contrary set forth in this Agreement (including anything to the contrary set forth in the foregoing provisions of this Section 9, until the earlier to occur of (i) the date that SUSA executes this Agreement and (ii) the date that SUSA has, pursuant to the applicable terms of the Development Agreement, (A) consented to (or is deemed to have consented to) the assignment by CALLC of CALLC’s interest in the Properties to the Buyer pursuant to this Agreement and (B) waived (or is deemed to have waived) SUSA’s PPR applicable to the assignment by CALLC of CALLC’s interest in the Properties to the Buyer pursuant to this Agreement, neither CALLC nor the Buyer shall make any press release or other public announcements concerning this transaction without first receiving the written consent of the other Party (which may be withheld by such Party in its sole and absolute discretion).

10. Indemnification. Upon and after the Closing of the transactions contemplated by this Agreement, the Parties will indemnify each other as follows:

10.1.	Assumed Obligations. Upon consummation of the Closing, the Buyer hereby assumes all of the Assumed Obligations.

10.2.

Sellers’ Indemnification. Upon consummation of the Closing, each Seller solely and severally as to itself and not jointly with any other Seller, hereby agrees to pay, defend, indemnify, reimburse and hold harmless to the extent of such Seller’s Proportionate Share the Buyer, its Affiliates and its and their respective directors, partners, members, managers, officers, agents and employees (the “Buyer Indemnified Parties”) for, from and against any loss, damage, diminution in value, claim, liability, debt, obligation or expense (including interest, reasonable legal fees, and expenses of litigation and attorneys’ fees in enforcing this indemnity) incurred, suffered, paid by or resulting to any of the Buyer Indemnified Parties and which results from, arises out of or in connection with, is based upon, or exists by reason of: (a) (i) the breach of any representation or warranty of such Seller set forth in this Agreement or (ii) any failure by such Seller to perform any of its covenants or obligations set forth in this Agreement which is not cured as provided in Section 12 of this Agreement; and (b) any of such Seller’s Retained Liabilities. “Proportionate Share” means with respect to a Seller (i) where the claim under this Section is based on a breach solely by such Seller or a claim solely against such Seller or such Seller’s interest in any Property, one hundred percent (100%), and (ii)

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where the claim under this Section is based on a breach by (or claim against) (A) both Sellers and/or (B) both Sellers’ interest in any Jointly Owned Property, the percentage determined by dividing the amount of the Purchase Price received by such Seller as set forth in the Closing Statement (as adjusted by the Final Statement) by the aggregate Purchase Price set forth in the Closing Statement received by all of the Sellers (as adjusted by the Final Statement). For clarity, in no event shall either Seller be required to pay, defend, indemnify, reimburse or hold harmless the Buyer hereunder for any claims in excess of such Seller’s Proportionate Share of such claims. For the avoidance of doubt, the Parties acknowledge and agree that CALLC’s Proportionate Share of any claim resulting from a breach of any of the representations and warranties set forth in Section 3.6, 3.7 or 3.9 shall be one hundred percent (100%).

10.3.	Buyer’s Indemnification. Upon consummation of the Closing, the Buyer hereby agrees to pay, defend, indemnify, reimburse and hold harmless the Sellers, their respective Affiliates and their respective directors, partners, members, managers, officers, agents and employees (the “Seller Indemnified Parties”) for, from and against any loss, damage, diminution in value, claim, liability, debt, obligation or expense (including interest, reasonable legal fees, and expenses of litigation and attorneys’ fees in enforcing this indemnity ) incurred, suffered, paid by or resulting to any of the Seller Indemnified Parties and which results from, arises out of or in connection with, is based upon, or exists by reason of: (a) the breach of any representation or warranty of the Buyer set forth in this Agreement or any failure by the Buyer to perform any of its covenants or obligations set forth in this Agreement which is not cured as provided in Section 12 of this Agreement; and (b) the Assumed Obligations.

10.4.	EXTENT OF INDEMNIFICATION. WITHOUT LIMITING OR ENLARGING THE SCOPE OF THE INDEMNIFICATION, DEFENSE AND ASSUMPTION PROVISIONS SET FORTH IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY LAW, AN INDEMNIFIED PERSON SHALL BE ENTITLED TO INDEMNIFICATION HEREUNDER IN ACCORDANCE WITH THE TERMS OF SECTIONS 10.2 OR 10.3, REGARDLESS OF WHETHER THE ACT, OCCURRENCE OR CIRCUMSTANCE GIVING RISE TO ANY SUCH INDEMNIFICATION OBLIGATION IS THE RESULT OF THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, BREACH OF DUTY (STATUTORY OR OTHERWISE), OR OTHER FAULT OR VIOLATION OF ANY LAW OF OR BY ANY SUCH INDEMNIFIED PERSON, PROVIDED THAT NO SUCH INDEMNIFICATION SHALL BE APPLICABLE TO THE EXTENT OF ANY GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PERSON.

10.5.

Indemnification Procedure. If any indemnified party discovers or otherwise becomes aware of an indemnification claim arising under this Agreement, such party will give written notice to the indemnifying Party, specifying such claim, and may thereafter exercise any remedies available to such indemnified party under this Agreement; provided, however, the failure of any indemnified party to give notice as provided herein will not relieve the indemnifying Party of any obligations hereunder, to the extent the indemnifying Party is not materially prejudiced thereby. Further, promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made against any indemnifying Party, the indemnified party will give written notice to the indemnifying Party of the commencement of such action; provided, however, the failure of any

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indemnified party to give notice as provided herein will not relieve the indemnifying Party of any obligations hereunder, to the extent the indemnifying Party is not materially prejudiced thereby.

10.6.	Defense. If any action is brought against an indemnified party, the indemnifying Party will be entitled to participate in and to assume the defense thereof to the extent that it may wish, and after notice from the indemnifying Party to such indemnified party of the indemnifying Party’s election to assume the defense thereof, the indemnifying Party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof unless the indemnifying Party has failed to assume and diligently prosecute the defense of such claim. Notwithstanding any of the foregoing to the contrary, the indemnified party will be entitled to select its own counsel and assume the defense of any action brought against it if the indemnifying Party fails to assume or diligently prosecute such defense, the expenses of such defense to be paid by the indemnifying Party. As a condition to the indemnifying Party’s obligations hereunder, the indemnified party will in good faith cooperate with and assist the indemnifying Party in the prosecution or defense of such indemnified claim at no unreasonable expense to the indemnified party. No indemnifying Party shall consent to entry of any judgment or enter into any settlement with respect to a claim either (a) without the consent of the indemnified party, which consent shall not be unreasonably withheld, or (b) unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such claim. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action, the defense of which has been assumed by an indemnifying Party, without the consent of such indemnifying Party, which consent shall not be unreasonably withheld.

10.7.	Certain Limitations on Indemnity Obligations.

10.7.1	No claim of the Buyer or the Buyer Indemnified Parties pursuant to Section 10.2(a)(i) shall be made hereunder unless the amount of such claim exceeds an amount equal to One Hundred Fifty Thousand Dollars ($150,000.00) (each an “Individual Claim”). In addition, no claim of the Buyer or the Buyer Indemnified Parties pursuant to Section 10.2(a)(i) shall be made hereunder until the total of all Individual Claims exceeds one and one-half percent (1 1⁄2%) of the unadjusted Purchase Price (the “Basket”). If the total amount of all of the Buyer’s or the Buyer Indemnified Parties’ Individual Claims exceeds the Basket, then the Sellers’ obligations under Section 10.2(a)(i) shall be limited to the amount by which the aggregate amount of such Individual Claims exceeds the Basket.

10.7.2	In no event will the Sellers’ aggregate liability under Section 10.2(a)(i) exceed twenty percent (20%) of the unadjusted Purchase Price. Notwithstanding anything to the contrary set forth in this Agreement, the limitations set forth in Section 10.7.1 and the foregoing provisions of this Section 10.7.2, shall not apply to any claim of the Buyer or the Buyer Indemnified Parties pursuant to Section 10.2(a)(i) if such claim relates to a breach of the representation and warranties set forth in Section 3.1, 3.2, 3.3, 3.5 or 3.10.

10.7.3	The amount of any indemnification provided under Section 10.2 or 10.3 shall be reduced by any net amounts (i.e., net of all out of pocket Third Party costs and

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expenses incurred by an indemnified party in pursuing such insurance claim, including the amount of any applicable deductibles paid by such party) actually recovered by the indemnified party under insurance policies.

10.7.4	Notwithstanding anything stated herein to the contrary: (a) neither Party will have any liability to the other Party or such other Party’s indemnified parties under this Section 10 with respect to any item for which an adjustment has already been made to the Purchase Price under the terms of this Agreement; and (b) the Sellers will have no liability to the Buyer or the Buyer Indemnified Parties under this Section 10 for any matter (including any breach of a representation or warranty under Section 3) which constitutes a Title Defect or an Environmental Defect or any matter that affects title to the Properties but is specifically excluded from the definition of Title Defects or is a Permitted Encumbrance. Claims for Title Defects or Environmental Defects or other matters described herein, whether or not resulting in a Purchase Price adjustment because the applicable Aggregate Defect Threshold is not exceeded, are not subject to the terms of this Section 10, may not be claimed under this Section 10, may not be included for purposes of determining whether the limitations set forth in this Section 10.7 have been met and may not be included in the Basket for purposes of the limitations set forth in this Section 10.7.

10.7.5	The Parties specifically agree that the Buyer will not have any right to pursue a claim under the special warranty of title in the Assignment with respect to any matters which existed on or before the Effective Time that were either raised by the Buyer as a Title Defect under Section 2.1 of this Agreement or deemed waived pursuant to Section 2.1.

10.7.6	Notwithstanding anything to the contrary contained in this Agreement, if either Party elects to proceed with the Closing with actual knowledge by such Party (as evidenced in a written communication to one of such Party’s “Knowledge” individuals listed on Schedule “1.1”) of any failure of any condition to be satisfied in its favor or the breach of any representation, warranty, agreement or covenant by the other Party, then the condition that is unsatisfied or the representation, warranty, agreement or covenant which is breached will be deemed waived by such Party, and such Party shall be deemed to fully release and forever discharge the other Party on account of any and all claims, demands or charges, known or unknown, with respect to such condition, representation, warranty, agreement or covenant.

10.7.7	Notwithstanding anything to the contrary set forth in this Agreement, for purposes of determining the amount of any damages, costs or liabilities resulting from any breach of any representation or warranty of a Seller that is subject to indemnification hereunder, any Dollar or materiality qualifiers (including any material adverse effect qualifiers) in such representations and warranties shall be disregarded.

11. Termination. The Parties agree that this Agreement is subject to termination as follows:

11.1.

Right to Terminate. Subject to Section 11.2, this Agreement may be terminated (except for the provisions referenced in Section 11.2) at any time prior to the consummation of the Closing upon the occurrence of any one or more of the following: (a) by mutual

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consent of the Sellers and the Buyer; (b) by the Buyer, if either Seller has materially breached this Agreement and such breach causes any of the conditions to Closing set forth in Section 6 not to be satisfied (or, if prior to Closing, is of such a magnitude or effect that it will not be possible for such condition to be satisfied); provided, however, that in the case of a breach that is capable of being cured, the Sellers shall have a period of ten (10) days following receipt of such notice to attempt to cure the breach and the termination under this Section 11.1(b) shall not become effective unless the Sellers fail to cure such breach prior to the end of such ten (10) day period; (c) by the Sellers if the Buyer has materially breached this Agreement and such breach causes any of the conditions to Closing set forth in Section 7 not to be satisfied (or, if prior to Closing, is of such a magnitude or effect that it will not be possible for such condition to be satisfied); provided, however, that in the case of a breach that is capable of being cured, the Buyer shall have a period of ten (10) days following receipt of such notice to attempt to cure the breach and the termination under this Section 11.1(c) shall not become effective unless the Buyer fails to cure such breach prior to the end of such ten (10) day period; (d) by the Sellers if the Buyer fails to pay the Deposit in accordance with Section 2 to the Escrow Agent on or before 5:00 p.m. (Central Time) on the second (2nd) Business Day after the Execution Date; (e) by the Sellers or the Buyer if the Closing shall not have occurred on or before August 21, 2014, provided that such failure does not result primarily from the terminating Party’s material breach of its representations, warranties or covenants contained in this Agreement, (f) by the Buyer or the Sellers if the total amount of all (i) Casualty Losses and (ii) Title Defects and Environmental Defects (in each case, determined after giving effect to the applicable Individual Defect Threshold and the Aggregate Defect Threshold and after offsetting the amount of any Title Benefits), exceeds, in the aggregate, an amount equal to twenty percent (20%) of the unadjusted Purchase Price or (g) by the Buyer if SUSA (i) exercises its PPR under the Development Agreement with respect to CALLC’s assignment of CALLC’s interest in the Properties to the Buyer pursuant to this Agreement or (ii) fails to provide its unconditional consent under the Development Agreement to CALLC’s assignment of CALLC’s interest in the Properties to the Buyer pursuant to this Agreement, CALLC hereby agreeing to provide the Buyer with prompt written notice of the occurrence of either of the foregoing.

11.2.	Effect of Termination. In the event of termination, written notice thereof will be given to the other Party or Parties specifying the provision pursuant to which such termination is made. Except as specifically provided in Section 12(ii), on the termination of this Agreement, including, for the avoidance of doubt, any termination by the Buyer pursuant to Section 11.1(g), the Parties will (within one (1) Business Day of the date of such termination) jointly direct the Escrow Agent to release the Escrow Balance to the Buyer. If this Agreement is terminated in accordance with Section 11.1, the provisions contained in this Section 11.2 and in Sections 8.5, 9, 12, 13, 14.1, 14.2, 14.5 through 14.18 and 14.20, and such defined terms in Section 1 as may be required to give meaning to such sections, shall survive termination of this Agreement. No termination of this Agreement under Section 11 shall relieve any Party of liability for breach of this Agreement arising prior to such termination.

12. Default. If any Party fails to perform any material obligation contained in this Agreement that is to be performed at or prior to Closing, and Closing has not yet occurred, the Party claiming default will serve written notice to the other Party specifying the nature of such default and demanding performance. (i) If such a material default by a Seller has not been cured within the sooner of ten (10) days after receipt of such default notice or the date specified in Section 11.1(e) above, and each of the conditions contained in Section 7 has been either fulfilled in all material respects or waived in writing (other than conditions

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pertaining to the execution and delivery of documents and payment of monies by the Buyer the fulfillment of which is expressly provided to occur at the Closing), then the Buyer will be entitled to (a) exercise all remedies arising at law or in equity by reason of such default, including sue for specific performance of this Agreement or (b) terminate this Agreement and have the Escrow Balance returned to it pursuant to Section 11. (ii) If such a material default by the Buyer has not been cured within the sooner of ten (10) days after receipt of such default notice or the date specified in Section 11.1(e) above, and each of the conditions contained in Section 6 has been either fulfilled in all material respects or waived in writing (other than conditions pertaining to the execution and delivery of documents the fulfillment of which is expressly provided to occur at the Closing), then the Sellers will be entitled to terminate this Agreement pursuant to Section 11 and, subject to the last sentence of this Section 12, retain the Escrow Balance, the Parties acknowledging and agreeing that upon the Sellers’ receipt of the Escrow Balance after delivery by the Parties of a Joint Instruction directing the Escrow Agent to pay the Escrow Balance to the Sellers, the retention of the Escrow Balance by the Sellers shall be considered the Sellers’ liquidated damages in lieu of all other damages and shall constitute the Sellers’ sole and exclusive remedy in such event, provided, however, that in the event the Buyer fails to deliver such Joint Instruction to the Sellers within three (3) Business Days after notice from the Sellers of termination of this Agreement pursuant to Section 11, the Sellers will be entitled to exercise all remedies arising at law or in equity by reason of such default; provided further, however, that the Sellers hereby agree to execute a Joint Instruction executed and delivered by the Buyer instructing the Escrow Agent to deliver the entire Escrow Balance to the Sellers pursuant to this Section. The Parties hereby acknowledge that the extent of damages to the Sellers occasioned by such failure or refusal by the Buyer would be impossible or extremely impractical to ascertain and that the amount of the Escrow Balance is a fair and reasonable estimate of such damages under the circumstances. The Parties acknowledge and agree that if the Sellers terminate this Agreement pursuant to Section 12(ii) solely as a result of Buyer’s having failed to perform the covenant set forth in Section 5.9 and deliver the acknowledgment described in Section 8.1.3, and the Buyer has satisfied all other conditions set forth in Section 7 (other than conditions pertaining to the execution and delivery of documents and payment of monies by the Buyer the fulfillment of which is expressly provided to occur at the Closing), (A) the Buyer shall be entitled to have the Escrow Balance returned to it pursuant to Section 11 and (B) the Sellers’ right to terminate this Agreement pursuant to Sections 11 and 12(ii) shall be the Sellers’s sole and exclusive remedy.

13. Arbitration. Except with respect to disputes involving Title Defects, Environmental Defects, or any cure relating thereto or any Title Benefits, Final Statement matters or other matters required to be resolved by the Consultants or the Accounting Referee, which will be resolved as provided in Sections 2.1.11 or 2.8, any and all Arbitrable Disputes must be resolved through the use of binding arbitration in accordance with the Commercial Arbitration Rules of the AAA, as supplemented to the extent necessary to determine any procedural appeal questions by the Federal Arbitration Act (Title 9 of the United States Code). If there is any inconsistency between this Section 13 and the Commercial Arbitration Rules or the Federal Arbitration Act, the terms of this Section 13 shall control the rights and obligations of the Parties.

13.1.	Consolidation. If two or more Arbitrable Disputes involve a common issue of law or fact, such disputes shall be consolidated into the first arbitration initiated pursuant to this Agreement; provided that disputes regarding Title Defects, Environmental Defects or any cure relating thereto or any Title Benefits or Final Statement matters shall not be consolidated with an Arbitrable Dispute under this Section 13.

13.2.

Initiation; Selection of Arbitrators. Arbitration may be initiated by a Party (“Claimant”) serving written notice on the other Party or Parties (“Respondent”) that the Claimant has referred the Arbitrable Dispute to binding arbitration. Claimant’s notice initiating binding arbitration must describe in reasonable detail the nature of the Arbitrable Dispute and the facts and circumstances relating thereto and identify the

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arbitrator Claimant has appointed. Respondent shall respond to Claimant within thirty (30) days after receipt of Claimant’s notice, identifying the arbitrator Respondent has appointed. The Sellers, to the extent more than one of them is a party to such Arbitrable Dispute whether as Claimant or Respondent, will be treated as one “Party” for purposes of appointing a Party appointed arbitrator. All arbitrators must be neutral parties who have never been officers, directors or employees of, or have performed material work for, any of the Parties or any of their Affiliates or the Chesapeake Oilfield Services Group within the preceding five (5) year period and must agree in writing to keep strictly confidential the specifics and existence of the dispute as well as all proprietary records of the Parties reviewed by the arbitrators in the process of resolving such dispute. Arbitrators must have not less than seven (7) years of experience as a lawyer in the energy industry with experience in exploration, production or transactional issues. The two (2) arbitrators so chosen shall select a third arbitrator within thirty (30) days after the second arbitrator has been appointed. If either the Respondent fails to name its Party-appointed arbitrator within the time permitted, or if the two arbitrators are unable to agree on a third arbitrator within thirty (30) days from the date the second arbitrator has been appointed, then the missing arbitrator(s) shall be selected by the AAA with due regard given to the selection criteria above and input from the Parties and other arbitrators. The AAA shall select the missing arbitrator(s) not later than ninety (90) days from initiation of arbitration. In the event the AAA should fail to select the third arbitrator within ninety (90) days from initiation of arbitration, then either Party may petition the Chief United States District Judge for the Northern District of Texas to select the third arbitrator. Such selection shall be consistent with the selection criteria above and with due regard given to input from the Parties and other arbitrators.

13.3.	Expenses. Claimant and Respondent shall each pay one-half of the compensation and expenses of the AAA and the arbitrator(s).

13.4.	Procedure. The hearing shall be conducted in Dallas, Texas and commence within sixty (60) days after the selection of the third arbitrator, provided that the arbitrators shall have the power and authority to extend the deadline for commencement of the hearing in their discretion, in the event they determine that additional time is needed to prepare the claims or defenses for arbitration or based on other facts and circumstances that the arbitrators determine constitutes good cause for extension of the deadline. The hearing shall be based upon written position papers submitted by Claimant and Respondent within twenty (20) Business Days after the selection of the third arbitrator, stating such Party’s proposed resolution of the dispute. The Parties and the arbitrators shall proceed diligently and in good faith in order that the award may be made as promptly as possible. The arbitrators shall determine the Arbitrable Disputes and render a final award on or before thirty (30) days following the completion of the hearing. The arbitrators’ decision shall be in writing and set forth the reasons for the award. In rendering the award the arbitrators shall abide by (a) the terms and conditions of this Agreement including, without limitation, any and all restrictions, prohibitions or limitations on damages or remedies set forth in this Agreement and (b) the law of the State of Texas. The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement.

13.5.

Enforcement; Remedies. A Party may, prior to the appointment of the third arbitrator, seek temporary injunctive relief from any court of competent jurisdiction, provided that the Party seeking such relief shall (if arbitration has not already been commenced) simultaneously commence arbitration. Such court-ordered relief shall not continue more

PURCHASE AND SALE AGREEMENT	50

than ten (10) days after the appointment of the arbitrators and in no event for longer than ninety (90) days. In order to prevent irreparable harm, the arbitrators shall have the power to grant temporary or permanent injunctive or other equitable relief. Except as provided in the Federal Arbitration Act, the decision of the arbitrators shall be binding on and non-appealable by the Parties. Each Party agrees that any arbitration award against it may be enforced in any court of competent jurisdiction and that any Party may authorize any such court to enter judgment on the arbitrators’ decisions. The arbitrators may not grant or award any indirect, consequential, punitive or exemplary damages or damages for lost profits.

13.6.	Award of Fees. In any action under this Agreement, the prevailing Party or Parties (or other indemnified Persons) shall be entitled to recover arbitration and court costs (including the prevailing Party’s or Parties’ share of arbitrator fees paid pursuant to Section 13.3 above) and attorneys’ fees and expert witness fees in addition to any other relief to which such Party, Parties or Persons are entitled. If more than one Seller is a non-prevailing Party to any such action, then each Seller that is a non-prevailing Party to such action shall bear its Proportionate Share of such costs and fees.

14. Miscellaneous. It is further agreed as follows:

14.1.	Time. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence of this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

14.2.	Notices. All notices and communications required or permitted under this Agreement shall be in writing addressed as indicated below, and any communication or delivery hereunder shall be deemed to have been duly delivered upon the earliest of: (a) actual receipt by the Party to be notified; (b) if sent by U.S. certified mail, postage prepaid, return receipt requested, then the date shown as received on the return notice; (c) if by facsimile transmission, then upon confirmation by the recipient of receipt; (d) if by email, then upon an affirmative reply (but not an automated response) by email by the intended recipient that such email was received; or (e) if by Federal Express overnight delivery (or other reputable overnight delivery service), the date shown on the notice of delivery. Addresses for all such notices and communication shall be as follows:

To the Sellers:

Chesapeake Appalachia, L.L.C.

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Attention: Mr. Douglas J. Jacobson

Telephone: (405) 935-9233

Facsimile: (405) 849-9233

Email: doug.jacobson@chk.com

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Statoil USA Onshore Properties Inc.

210 City West Blvd.

Building 4, 8th Floor

Houston, Texas 77042

Attention: VP – Onshore Land

Telephone: (713) 918-8200

Facsimile: (713) 918-8290

Email: vroa@statoil.com

With a copy to (which shall not constitute notice to):	Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Attention: Mr. Ray Lees Telephone: (405) 254-5725 Facsimile: (405) 232-5553 Email: rlees@clgroup.org

To the Buyer:	Rice Drilling B, L.L.C. 171 Hillpointe Drive, Suite 301 Canonsburg, PA 15317 Attention: Will Jordan Telephone: (832) 708-3432 Facsimile: (832) 708-3445 Email: Will.Jordan@RiceEnergy.com

With a copy to (which shall not constitute notice to):	Vinson & Elkins LLP 666 Fifth Avenue, 25th Floor New York, NY 10103 Attention: Elizabeth Cox Telephone: (212) 237-0134 Facsimile: (713) 615-5731 Email: elizabethcox@velaw.com

Either Party may, upon written notice to the other Party, change the address(es) and person(s) to whom such communications are to be directed.

14.3.

Survival. The respective representations and warranties of each Seller contained in (a) Sections 3.1, 3.3, 3.5 and 3.10 (and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 8.2.8), together with the indemnification rights with respect thereto, will survive the Closing Date until the expiration of the applicable statute of limitations period and (b) any other representation of such Seller under Section 3 (and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 8.2.8), together with the indemnification rights with respect thereto, will survive the Closing Date until the date for a period of twelve (12) months and shall thereafter be of no further force or effect (each applicable expiration date described in the foregoing clauses (a) and (b) above, the “Expiration Date”); provided, however, any representation or warranty as to which a claim shall have been asserted by written notice prior to the applicable Expiration Date shall survive until such claim and the indemnity with respect thereto are resolved. The

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special warranty of title set forth in the Assignment will survive the Closing Date for a period of four (4) years and shall thereafter be of no further force or effect except that any claim under such special warranty of title which has been asserted prior to the end of such four (4) year period shall survive until such claim with respect thereto is resolved. The intended effect of any termination of representations and warranties (and the indemnification rights with respect thereto) and the special warranty of title is to bar, from and after the applicable Expiration Date, any claim or cause of action based on the alleged inaccuracy of such representation or breach of such warranty, or with regard to claims for indemnity with respect thereto or with respect to such special warranty of title.

14.4.	Cooperation. Prior to termination of this Agreement and at all times following the consummation of this Agreement, the Parties agree to execute and deliver, or cause to be executed and delivered, such documents and do, or cause to be done, such other acts and things as might reasonably be requested by any Party to this Agreement to assure that the benefits of this Agreement are realized by the Parties.

14.5.	No Third Party Beneficiaries. Except for the indemnification rights of the Seller Indemnified Parties and the Buyer Indemnified Parties under Section 10, nothing in this Agreement, express or implied, is intended to confer upon anyone, other than the Parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement or to constitute any Person a third party beneficiary of this Agreement.

14.6.	Cumulative Remedies. Subject to the other provisions hereof, no failure on the part of any Party to this Agreement to exercise and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise by any Party hereto of any right hereunder preclude any other or further right of exercise thereof or the exercise of any other right.

14.7.	Choice of Law. This Agreement will be interpreted, construed and enforced in accordance with the Laws of the State of Texas, without giving effect to any rules or principles of conflicts of law that might otherwise refer to the laws of another jurisdiction, except that matters involving real property law shall be governed by the laws of Pennsylvania.

14.8.	Entire Agreement. This Agreement, the Assignment and the other documents contemplated by this Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and there are no agreements, understandings, warranties or representations except as set forth herein or therein.

14.9.	Assignment. Except as contemplated in Section 14.19, neither Seller may assign such Seller’s rights nor delegate such Seller’s duties under this Agreement without the express written consent of the Buyer. The Buyer may not assign the Buyer’s rights nor delegate the Buyer’s duties under this Agreement without the express written consent of the Sellers.

14.10.	Amendment. Neither this Agreement nor any of the provisions hereof can be changed, waived, discharged or terminated, except by an instrument in writing signed by the Party against whom enforcement of the change, waiver, discharge or termination is sought.

PURCHASE AND SALE AGREEMENT	53

14.11.	Severability. If any clause or provision of this Agreement is illegal, invalid or unenforceable under any present or future law, the remainder of this Agreement will not be affected thereby. It is the intention of the Parties that if any such provision is held to be illegal, invalid or unenforceable, there will be added in lieu thereof a provision as similar in terms to such provisions as is possible to make such provision legal, valid and enforceable.

14.12.	Attorney Fees. If any Party institutes an action or proceeding against any other Party relating to the provisions of this Agreement, including arbitration, the Party to such action or proceeding which does not prevail will reimburse the prevailing Party therein for the reasonable expenses of attorneys’ fees and disbursements incurred by the prevailing Party.

14.13.	Waiver. Waiver of performance of any obligation or term contained in this Agreement by any Party, or waiver by one Party of the other’s default hereunder will not operate as a waiver of performance of any other obligation or term of this Agreement or a future waiver of the same obligation or a waiver of any future default.

14.14.	Counterparts; Facsimiles; Electronic Transmission. This Agreement may be executed in multiple counterparts, each of which will be an original instrument, but all of which will constitute one agreement. The execution and delivery of this Agreement by any Party may be evidenced by facsimile or other electronic transmission (including scanned documents delivered by email), which shall be binding upon all Parties.

14.15.	JOINT ACKNOWLEDGMENT. THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

14.16.

WAIVER OF JURY TRIAL, SPECIAL DAMAGES, ETC. EACH OF THE BUYER AND EACH SELLER HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY (a) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR ASSOCIATED HEREWITH, (b) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION OR ARBITRATION ANY “SPECIAL DAMAGES,” AS DEFINED BELOW, (c) CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND (D) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION, IN EACH CASE IT BEING THE EXPRESS INTENT, UNDERSTANDING, AND AGREEMENT OF THE PARTIES THAT SUCH WAIVERS ARE TO BE GIVEN THE FULLEST EFFECT, NOTWITHSTANDING THE NEGLIGENCE (WHETHER SOLE, JOINT OR

PURCHASE AND SALE AGREEMENT	54

CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY PARTY. AS USED IN THIS SECTION, “SPECIAL DAMAGES” INCLUDES ALL SPECIAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES (REGARDLESS OF HOW NAMED), BUT DOES NOT INCLUDE ANY PAYMENTS OR FUNDS WHICH ANY PARTY HERETO HAS EXPRESSLY PROMISED TO PAY OR DELIVER TO ANY OTHER PARTY HERETO OR ANY CLAIMS OF ANY THIRD PERSON FOR WHICH ONE PARTY HAS AGREED TO PROVIDE INDEMNIFICATION UNDER THIS AGREEMENT.

14.17.	Mutuality. The Parties acknowledge and declare that this Agreement is the result of extensive negotiations between them. Accordingly, if there is any ambiguity in this Agreement, there shall be no presumption that this instrument was prepared solely by any Party.

14.18.	Schedules. The inclusion of any information (including dollar amounts) in any section of the disclosure Schedules hereto shall not be deemed to be an admission or acknowledgment by the Sellers that such information is required to be listed on such Schedule or is material to or outside the Ordinary Course of Business of the Sellers. The information contained in this Agreement, the Exhibits and the Schedules hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any Third Party of any matter whatsoever (including any violation of a legal requirement or breach of contract).

14.19.	Possible Exchange. Each of the Sellers reserves the right to structure the transaction contemplated under the terms of this Agreement as a non-simultaneous like-kind exchange pursuant to §1031 of the Internal Revenue Code of 1986, as amended, and its implementing regulations, provided that the Closing shall not be delayed by reason of such exchange. In connection with effectuating a non-simultaneous like-kind exchange, each Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement to a Qualified Intermediary (as that term is defined in §1.1031(k)-1(g)(4)(v) of the Treasury Regulations) or to a Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37). In addition, should a Seller choose to structure the transaction provided under the terms of this Agreement as a non-simultaneous like-kind exchange, the Buyer agrees to execute all documents reasonably necessary to effectuate the non-simultaneous like-kind-exchange. Each of the Sellers acknowledges and agrees that neither an assignment of such Seller’s rights under this Agreement nor any other actions taken by such Seller or any other person in connection with the exchange shall release such Seller from, or modify, any of its liabilities and obligations (including indemnity obligations to Buyer) under this Agreement. The Sellers shall be obligated to pay all costs associated with the exchange and to indemnify and hold the Buyer, its Affiliates, and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives harmless from and against any and all liabilities and Taxes arising out of, based upon, attributable to or resulting from the exchange or actions taken in connection with the exchange that would not have been incurred by the Buyer but for the applicable Seller’s election.

14.20.	Confidentiality.

14.20.1	Prior to Closing, except as otherwise provided in Section 9, the terms of this Agreement and its entry and existence shall be held confidential by the Parties

PURCHASE AND SALE AGREEMENT	55

and shall not be divulged in any way to any third party by any Party without the prior written approval of the other Parties, except each Party may disclose the terms of this Agreement (or, in the case of the Sellers, each Seller and its Affiliates may disclose information and data with respect to the Properties) to any of the following Persons: (a) any Affiliate of such Party; (b) any legal, accounting, tax or other professional advisers of such Party; (c) any bank or financial institution or other Person providing funding from whom such Party is seeking or obtaining financing in connection with this Agreement; (d) service companies or contract operators, with respect to the Closing Date and to the general terms of Buyer’s contemplated or completed purchase of the Properties; (e) to the applicable authority to the extent required by any applicable statute, the Contracts or the requirements of any recognized stock exchange in compliance with its rules and regulations; (f) to any Governmental Authority in accordance with the applicable rules and regulations of such Governmental Authority applicable to such Party or the Properties; (g) to any court of competent jurisdiction acting in pursuance of its powers; (h) to any party to any Real Property Interest or Contract, if required to do so by such Real Property Interest or Contract; (i) to the Consultants in accordance with Section 2.1.11; (j) to the Accounting Referee in accordance with Section 2.8; and (k) to the arbitrators in accordance with Section 13.

14.20.2	Effective as of the Closing, the Parties acknowledge and agree that that certain Confidentiality Agreement, dated as of January 6, 2014, by and between CALLC and Buyer (as amended by that certain Amendment to Confidentiality Agreement, dated as of March 14, 2014, by and among the Parties) shall terminate and be of no further force or effect in any respect (including, for the avoidance of doubt, the provisions of Section 4 of such Confidentiality Agreement), notwithstanding any provisions to the contrary set forth therein and without the need for any further action by any of the Parties hereto or the parties thereto.

14.21.	Financial Statements.

14.21.1

So that the Buyer (and its Affiliates) may comply with certain financial reporting requirements of the U.S. Securities and Exchange Commission (“SEC”), following the Execution Date, CALLC shall provide the Buyer and its accountants reasonable access to CALLC’s financial records and data related to the Properties and CALLC’s officers, accountants, counsel and representatives (“CALLC Personnel”) as the Buyer (and its Affiliates) and its (and their) accountants may reasonably request in order to comply with such requirements. CALLC shall (and shall use its reasonable efforts to cause the CALLC Personnel to) cooperate with the Buyer and its representatives in connection with the preparation by CALLC, at Buyer’s sole, cost, expense and risk, of financial statements and other financial data relating to CALLC for a period of up to three full fiscal years prior to the Closing Date, including any interim period preceding the Closing Date, to satisfy the Buyer’s (and/or one or more of its Affiliate’s) obligations to file financial statements required by Section 3-05 of Regulation S-X under the Securities and Exchange Act of 1934 (the “Exchange Act”) with respect to the consummation of the transactions contemplated by this Agreement (“CALLC Financial Statements”). If the SEC requires the Buyer (or any of its Affiliates) to obtain audited financial statements and other financial data relating

PURCHASE AND SALE AGREEMENT	56

solely to the Properties (collectively “Carve Out Financial Statements”), CALLC’s cooperation shall include access to (i) financial statements and other financial data relating to CALLC and the Properties and the right to copy such financial statements and data necessary to allow the Buyer to prepare Carve Out Financial Statements meeting the requirements of Regulation S-X promulgated under the Securities Act of 1933 (the “Securities Act”) (including the supplementary disclosure of reserve quantities and the standardized measure pursuant to SFAS 69 (paragraphs 10-17 and 30-34) and (ii) access to the CALLC Personnel for the purpose of (A) preparing the Carve Out Financial Statements, related disclosures, and accounting books and records relating to the Properties, and (B) performing an audit, as needed, in accordance with generally accepted auditing standards.

14.21.2	CALLC shall cooperate with the Buyer in connection with the preparation of any pro forma financial statements of the Buyer that are derived in part from financial statements referenced in Section 14.21.1 above and any other financial information with respect to the Properties that the Buyer (or one or more of its Affiliates) reasonably determines are required to be included or incorporated by reference in any registration statement, report or other filing of the Buyer (or any of its Affiliates) to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act.

14.21.3	CALLC shall use reasonable efforts to cause its independent accountants to consent to the inclusion or incorporation by reference of its audit opinion with respect to including the CALLC Financial Statements or Carve Out Financial Statements, as applicable, in any such registration statement, report or other filing of the Buyer (or any of its Affiliates), and CALLC shall use reasonable efforts to cause representation letters, in form and substance reasonably satisfactory to CALLC’s independent accountants, to be executed and delivered to such independent accountants in connection with obtaining any such consent from such independent accounts.

14.21.4	Other than the obligations of CALLC in Section 14.21.3, which shall survive Closing until June 1, 2016, the obligations of CALLC under this Section 14.21 shall expire thirty (30) days after the close of the fiscal year of CALLC following the Closing Date unless a request with respect to such financial records has been made prior to such time, in which event the obligations of CALLC shall continue until the preparation of such statements and other financial data has been completed. The review, reconciliation and other matters pursuant to this Section will be conducted at the Buyer’s sole cost and expense and CALLC will have no obligation to create or compile information. The Buyer shall indemnify, defend and hold harmless CALLC, its Affiliates and their representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the preparation of the CALLC Financial Statements, the Carve Out Financial Statements and the performance of their respective obligations under this Section 14.21 and any information utilized in connection therewith.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, CALLC has executed this Agreement on the Execution Date.

CALLC:

CHESAPEAKE APPALACHIA, L.L.C., an Oklahoma limited liability company

By:	/s/ Douglas J. Jacobson
Douglas J. Jacobson, Executive Vice President

CALLC’S SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

IN WITNESS WHEREOF, SUSA has executed this Agreement on the date set forth below, effective, however, as if SUSA had signed this Agreement as of the Execution Date.

SUSA:

STATOIL USA ONSHORE PROPERTIES INC., a Delaware corporation

By:	/s/ Veronica H. Roa
Name:	Veronica H. Roa
Title:	Vice President – Land

Date:	July 3, 2014

SUSA’S SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

IN WITNESS WHEREOF, the Buyer has executed this Agreement on the Execution Date.

BUYER:

RICE DRILLING B, L.L.C., a Delaware limited liability company

By:	/s/ Toby Z. Rice
Name:	Toby Z. Rice
Title:	President/COO

BUYER’S SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT